BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

TABLE OF CONTENTS

Page

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM	2

CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS OF NEW ISRAELI SHEKELS - NIS):

Statements of financial position	3-4

Statements of income	5

Statements of comprehensive income	6

Statements of changes in equity	7

Statements of cash flows	8-10

Notes to consolidated financial statements	11-101

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND ASSOCIATED COMPANIES	102

Report of Independent Registered
Public Accounting Firm

To the shareholders of
BLUE SQUARE - ISRAEL LTD.

We have audited the accompanying consolidated statements of financial position of Blue Square - Israel Ltd and its subsidiaries and proportionately consolidated companies (collectively - "the Company") as of December 31, 2007, 2008 and 2009 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended on those dates. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2008 and 2009 and the results of its operations and cash flows, for each of the years ended on those dates, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Haifa, Israel	/s/ Kesselman & Kesselman
May 17, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31			Convenience translation (note 1b) December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. dollars
		In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	14	56,410	95,325	612,227	162,179
Short-term bank deposit		103,498	206	67	18
Investment in securities	11	* 214,394	* 186,849	212,912	56,400
Trade receivables	13a	776,251	729,970	809,783	214,512
Other accounts receivable	13b	99,841	87,624	69,504	18,412
Derivative financial instruments	12	-	-	9,690	2,567
Income taxes receivable		23,062	74,446	84,274	22,324
Inventories		453,944	497,080	514,858	136,386
Total current assets		1,727,400	1,671,500	2,313,315	612,798

NON-CURRENT ASSETS:
Property, plant and equipment	6	1,613,515	1,701,222	1,757,718	465,621
Investment property	7	* 300,778	* 419,232	424,936	112,566
Intangible assets	8	280,420	404,422	409,194	108,396
Prepaid expenses in respect of operating leases	9	199,679	192,426	193,228	51,186
Investments in associates	10	4,948	4,915	4,878	1,292
Derivatives financial instruments	12	10,500	5,248	12,691	3,362
Other long-term receivables		48,289	1,554	1,326	351
Deferred taxes	21	33,542	44,508	45,991	12,183
Total non-current assets		2,491,671	2,773,527	2,849,962	754,957

Total assets		4,219,071	4,445,027	5,163,277	1,367,755

* Reclassified. (see note 2ab)

The accompanying notes are an integral part of the consolidated financial statements

May 17, 2010
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Chairman of the Board of Directors	President and Chief Executive Officer	Vice President and Chief Financial Officer

		December 31			Convenience translation (note 1b) December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. dollars
		In thousands
Liabilities and equity
CURRENT LIABILITIES:
Credit and loans from banks and others	19	171,010	210,901	274,598	72,741
Current maturities of debentures and convertible debentures	19	69,859	25,999	76,698	20,317
Trade payables		981,188	1,006,386	917,585	243,069
Other accounts payable and accrued expenses	18	404,929	*426,217	494,929	131,107
Income taxes payable		2,905	6,933	6,051	1,603
Provisions	23	35,073	43,397	51,298	13,588
Total current liabilities		1,664,964	1,719,833	1,821,159	482,425

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	19	248,488	341,586	596,721	158,072
Convertible debentures, net of current maturities	19	193,706	130,525	142,021	37,621
Debentures, net of current maturities	19	749,018	985,844	1,251,333	331,479
Derivatives financial instruments	12	9,968	*21,074	7,591	2,011
Liabilities in respect of employee benefits, net of amounts funded	22	35,986	49,911	47,249	12,516
Other liabilities	20	11,646	39,925	19,168	5,078
Deferred taxes	21	57,615	60,327	56,205	14,889
Total long-term liabilities		1,306,427	1,629,192	2,120,288	561,666

Total liabilities		2,971,391	3,349,025	3,941,447	1,044,091

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares of NIS 1 par value	15	57,094	57,094	57,438	15,215
Additional paid-in capital	15	1,018,405	1,018,405	1,030,259	272,916
Other reserves	16	1,415	(261)	5,676	1,504
Accumulated deficit	17	(107,262)	(154,719)	(64,964)	(17,208)
		969,652	920,519	1,028,409	272,427

Minority interest		278,028	175,483	193,421	51,237
Total equity		1,247,680	1,096,002	1,221,830	323,664
Total liabilities and equity		4,219,071	4,445,027	5,163,277	1,367,755

*   Reclassified (see Note 2ab).

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					(note 1b)
					Year ended
		Year ended December 31			December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. Dollars
		In thousands (except earning per share data)

Sales		6,981,984	7,429,121	7,349,076	1,946,775
Cost of sales		5,129,578	5,369,149	5,291,012	1,401,593
Gross profit		1,852,406	2,059,972	2,058,064	545,182
Selling, general and administrative expenses		1,563,208	1,794,720	1,817,099	481,351
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value		289,198	265,252	240,965	63,831
Other gains	24	15,835	12,233	4,699	1,245
Other losses	24	(12,755)	(14,716)	(32,803)	(8,690)
Net gain from adjustment of investment property to fair value		10,456	19,067	20,775	5,503

Operating profit		302,734	281,836	233,636	61,889

Finance income	27	60,978	60,700	64,780	17,160
Finance expenses	27	(118,297)	(166,295)	(177,454)	(47,006)
Finance expenses, net		57,319	105,595	112,674	29,846
Share in profit (loss) of associates		186	(33)	(37)	(10)

Income before taxes on income		245,601	176,208	120,925	32,033
Taxes on income	28	69,779	43,806	23,124	6,125

Profit for the year		175,822	132,402	97,801	25,908

Attributable to:
Equity holders of the company		143,628	104,586	77,163	20,441
Minority interests		32,194	27,816	20,638	5,467

Earnings per Ordinary share or ADS attributable to equity holders of the Company:	29
Basic		3.39	2.41	1.77	0.47
Diluted		3.39	1.62	1.77	0.47

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31			Convenience translation (note 1b) Year ended December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. dollars
		In thousands
Profit for the year		175,822	132,402	97,801	25,908

Other comprehensive income (losses) items, net of tax:
Available-for-sale financial assets	11	1,567	(2,214)	7,502	1,987
Actuarial gain (loss) on post employment benefit obligations	22	(646)	(10,346)	1,016	269

Total – other comprehensive income (losses) recognized directly in equity		921	(12,560)	8,518	2,256
Total comprehensive income for the year		176,743	119,842	106,319	28,164

Attributable to:
Equity holders of the Company		144,614	92,898	83,958	22,241
Minority interest		32,129	26,944	22,361	5,923
		176,743	119,842	106,319	28,164

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Retained earnings (Accumulated deficit)	Total	Minority interest	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2007	53,414	766,409	-	29,539	849,362	241,122	1,090,484
CHANGES DURING 2007:
Comprehensive income for the period	-	-	1,415	143,199	144,614	32,129	176,743
Issuance of shares upon conversion of convertible debentures	3,680	251,996	-	-	255,676	-	255,676
Transaction with minority interest	-	-	-	-	-	52,483	52,483
Dividends paid	-	-	-	(280,000)	(280,000)	-	(280,000)
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(47,706)	(47,706)

BALANCE AT DECEMBER 31, 2007	57,094	1,018,405	1,415	(107,262)	969,652	278,028	1,247,680
CHANGES DURING 2008:
Comprehensive income for the period	-	-	(1,676)	94,574	92,898	26,944	119,842
Employee share-based payment	-	-	-	7,969	7,969	206	8,175
Transaction with minority interest	-	-	-	-	-	(103,264)	(103,264)
Dividends paid	-	-	-	(150,000)	(150,000)	-	(150,000)
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(26,431)	(26,431)
BALANCE AT DECEMBER 31, 2008	57,094	1,018,405	(261)	(154,719)	920,519	175,483	1,096,002
CHANGES DURING 2009:
Comprehensive income for the period	-	-	5,937	78,021	83,958	22,361	106,319
Employee share-based payment	-	-	-	11,734	11,734	432	12,166
Transaction with minority interest	-	-	-	-	-	7,283	7,283
Issuance of shares upon conversion of convertible debentures	344	11,854	-	-	12,198	-	12,198
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(12,138)	(12,138)
BALANCE AT DECEMBER 31, 2009	57,438	1,030,259	5,676	(64,964)	1,028,409	193,421	1,221,830

	Convenience translation into U.S. dollars in thousands (note 1b)
BALANCE AT JANUARY 1, 2009	15,124	269,776	(69)	(40,985)	243,846	46,486	290,332
CHANGES DURING 2009:
Comprehensive income for the period	-	-	1,573	20,668	22,241	5,923	28,164
Employee share-based payment	-	-	-	3,109	3,109	114	3,223
Transaction with minority interest	-	-	-	-	-	1,929	1,929
Issuance of shares upon conversion of convertible debentures	91	3,140	-	-	3,231	-	3,231
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(3,215)	(3,215)
BALANCE AT DECEMBER 31, 2009	15,215	272,916	1,504	(17,208)	272,427	51,237	323,664

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 1b)
	Year ended			Year ended
	December 31			December 31
	2007	2008	2009	2009
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	245,601	176,208	120,925	32,033
Income tax paid	(60,903)	(94,212)	(38,101)	(10,093)
Adjustments to reflect cash flows from operating activities (a)	163,781	327,777	177,520	47,023
Net cash provided by operating activities	348,479	409,773	260,344	68,963
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(174,275)	(211,646)	(203,889)	(54,010)
Proceeds from sale of property, plant and equipment	1,478	1,559	2,581	684
Purchase of investment property	(21,339)	(69,749)	(9,435)	(2,499)
Proceeds from sale of investment property	14,978	6,567	5,700	1,510
Additional investment in subsidiaries	(5,000)	(186,403)	(8,020)	(2,125)
Investment in restricted deposit	-	-	(470,000)	(124,503)
Proceeds from collection of restricted deposit	-	-	470,000	124,503
Payments on account of real estate	(45,825)	-	-	-
Proceeds from realization of investment in subsidiary	394	-	10,912	2,891
Investment in intangible assets	(15,021)	(30,372)	(20,738)	(5,493)
Proceeds from collection of short-term bank deposit, net	398,513	101,281	139	37
Proceeds from collection of other long-term receivables	409	1,250	-	-
Proceeds from sale of marketable securities	13,340	185,104	101,867	26,985
Purchase of marketable securities	(175,258)	(169,747)	(113,966)	(30,190)
Acquisition of subsidiaries (b)	(161,876)	-	(4,789)	(1,269)
Interest received	55,170	17,778	11,948	3,165
Net cash used in investing activities	(114,312)	(354,378)	(227,690)	(60,314)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible debentures	(16,728)	-	(13,297)	(3,522)
Dividends paid to shareholders	(280,000)	(150,000)	-	-
Issuance of debentures	-	121,259	294,280	77,955
Dividends paid to minority shareholders of subsidiaries	(50,706)	(22,077)	(16,491)	(4,368)
Receipt of long-term loans	269,364	231,398	387,700	102,702
Repayments of long-term loans	(215,143)	(130,571)	(139,060)	(36,837)
Repayments of long-term credit from trade payables	(1,740)	(1,740)	(1,740)	(461)
Proceeds from exercise of options in a subsidiary	-	-	2,306	611
Short-term credit from banks, net	3,396	15,689	76,144	20,171
Interest paid	(72,527)	(89,244)	(93,900)	(24,874)
Net cash provided by (used in) financing activities	(364,084)	(25,286)	495,942	131,377
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS	(129,917)	30,109	528,596	140,026
CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR	182,946	53,029	83,138	22,023
CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR (see note 14)	53,029	83,138	611,734	162,049

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					translation
					(note 1b)
					Year ended
		Year ended December 31			December 31,
		2007	2008	2009	2009
		NIS			U.S dollars
		In thousands
(a)	Adjustments for:
	Income and expenses not involving cash flows:
	Depreciation and amortization	141,100	153,882	165,248	43,774
	Net gain from adjustment of investment
	property to fair value	(10,456)	(19,067)	(20,775)	(5,503)
	Share in (profit) loss of associates	(186)	33	37	10
	Share-based payment	-	8,175	12,166	3,223
	Loss from sale and disposal of property, plant and equipment, net	6,757	2,569	3,299	874
	Loss (gain) from impairment of property, plant and equipment and intangible assets, net	(11,684)	3,420	19,981	5,293
	Loss (gain) from changes in fair value of
	derivatives	1,400	(19,247)	(21,250)	(5,629)
	Linkage differences on monetary assets,
	long-term loans and other liabilities, net	18,428	59,669	52,347	13,867
	Capital (gain) loss on changes in holdings in subsidiaries	1,520	(9,801)	911	242
	Increase (decrease) in liabilities for employee rights, net	(31)	263	144	38
	Decrease (increase) in value of investment in securities, deposit and long-term receivables, net	54,252	11,169	(4,468)	(1,184)
	Interest paid, net of interest received	17,357	71,466	81,952	21,709

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and
	other accounts receivable	(65,849)	59,967	(65,468)	(17,343)
	Increase in inventories	(16,145)	(43,136)	(17,224)	(4,563)
	Increase (decrease) in trade payables, other
	accounts payable and provisions	27,318	48,415	(29,380)	(7,785)
		163,781	327,777	177,520	47,023

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					translation
					(note 1b)
					Year ended
		Year ended December 31			December 31,
		2007	2008	2009	2009
		NIS			U.S dollars
		In thousands

(b)	Acquisition of subsidiaries:
	Assets and liabilities at date of acquisition:
	Working capital (excluding cash and cash equivalents)	(63,999)	-	2,350	621
	Property, plant and equipment	(31,053)	-	(297)	(78)
	Deferred taxes, net	14,703	-	(453)	(120)
	Liability for employee rights, net	1,979	-	-	-
	Long-term loans and convertible debentures	34,288	-	-	-
	Intangible assets	(174,949)	-	(6,389)	(1,692)
	Minority interest	55,645	-	-	-
	Derivative	1,510	-	-	-
		(161,876)	-	(4,789)	(1,269)

(c)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures	255,676	-	12,198	3,231
	Conversion of convertible debentures of subsidiary	2,598	6,655	-	-
	Purchase of property, plant and equipment on credit	5,690	14,797	174	116

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 1 - GENERAL:

a.	Information on the activities of Blue Square Israel Ltd and its subsidiaries

Blue Square-Israel Ltd. ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company), operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company operates in three reportable segments: (1) Supermarkets, (2) Non-food Retail and Wholesale and (3) Real Estate (see note 2bb1b and note 35).
Blue Square is a limited public company incorporated and is Israeli resident. The Company is under control and ownership of Alon Israel Oil Company Ltd. The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.  The shares of Blue Square are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").

b.	Convenience translation into U.S dollars (hereinafter-"dollars" or "$")

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2009 have been translated into dollars, at the representative rate of exchange on December 31, 2009 (U.S. $1 = NIS 3.775). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (hereafter – "IFRS") as issued by the International Accounting Standard Board (hereafter – "IASB"). The Company adopted IFRS for the first time in its 2008 annual financial statements and accordingly applied the transition guidance under IFRS 1 -"First Time Adoption of International Financial Reporting Standards" in those financial statements. The transition date to IFRS under IFRS 1 was January 1, 2007 ("the transition date"); in determining the opening balances as of the transition date, the Company applied the transition guidance and certain exemptions as allowed by IFRS 1.

These financial statements have been prepared under the revised disclosure and presentation requirements of IAS 1 (revised), "presentation of financial statements", which became effective in 2009 (hereafter – IAS 1R; see also bb1.a) below). In accordance with the revised standard the Company presents a statement of changes in equity and an additional statement – statement of comprehensive income (see u  below) – to show items of income and expenses that are 'non-owner changes in equity', separately from owner changes in equity.
As required under the new standard, the Company has also included additional comparative statement of financial position (as of December 31, 2007), to reflect certain reclassifications performed in 2009 (see ab. below).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The consolidated financial statements have been prepared under the historical cost convention, as modified by the actuarial adjustments of defined benefit plan assets and liabilities, the revaluation of financial assets (including derivative instruments) at fair value through profit or loss,  available for sale financial assets and investment property presented at fair value . The cost of certain non-monetary assets, investments in associated companies and certain equity items as of the transition date have been determined on the basis of their deemed cost, or historical cost adjusted to inflation in Israel through December 31, 2003, as allowed by the IFRS transition guidance.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4. Actual results may differ materially from estimates and assumptions used by the Company's management.

b.	Consolidated financial statements
1)	Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of transaction, plus costs directly attributable to the acquisition.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less then the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statements.

Inter-company transactions and balances have been eliminated in consolidation. Profit from inter-company sales, not yet realized outside the Company, have also been eliminated.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Transactions with minority interests

The Company accounts for transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company and are recorded in the income statement.  Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

A put option granted to a minority interest is accounted for as a financial liability based on the present value of the exercise price of the option corresponding reduction of minority interest. Related finance expenses are carried to income statements on current basis.

3)	Joint ventures

The Company’s interests in jointly controlled entities are accounted for by the proportionate consolidation method.  The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements.

4)	Associates

Associates are entities over which the Company has significant influence but not control generally accompanying between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is the function responsible for allocating resources and assessing performance of the operating segments,see note bb.1.b).

d.	Foreign currency transactions

1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  The consolidated financial statements are presented in NIS, which is the Company’s functional currency and the Company's presentation currency.

2)	Transactions and balances

Transactions in a currency which is different from the functional currency (foreign currency) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income. Foreign exchange gains and losses are presented in the income statement within finance income or expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Property, plant and equipment

Property, plant and equipment are initially recognized at acquisition cost. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When part of an asset is replaced, its carrying amount is derecognized.  All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Years
Buildings	50
Vehicles	5-7
Furniture, equipment and installations	3-15 (mainly 10)

Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease or the expected useful lives of the improvements.
The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An assets' carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see h below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other gains (losses)" in the income statement.

f.	Investment property

Investment property is held for long-term rental yields or value appreciation and is not occupied by the Company.  Investment property is initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment property is stated at fair value, reflecting market conditions, determined at least annually by independent appraisers.  "O. Haushner Civil Eng. & Real Estate Apprisal Ltd." and " Barak Friedman Cohen & Co. Economic & Real Estate Appraisal." Fair value is based on current prices in an active market, adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Company uses alternative sources such as recent prices on less active markets or discounted cash flow projections. The fair value of the investment property is reviewed at each statement of financial position date and any changes in fair value are recorded in the income statement under "Net gain from adjustment of investment property to fair value".

Through 2008, real estate under construction or real estate that is being developed for future use as an investment property was initially classified as real estate under erection and reclassified to investment property when the investment or development  were completed. The real estate under construction was measured at cost, and remeasured to fair value when completed with any resulting gain or loss recognized in the income statement. Commencing 2009, the Company applies the amendment to IAS 40 revised (2008 IFRS improvements project) which stipulates that real estate under construction or being developed for future use as an investment property is classified as investment property and measured at fair value from inception.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Land that is held under an operating lease with The Israeli Lands Administration, is classified and accounted for as an investment property, provided that the conditions for such classification are met. In such cases, the lease rights are initially recognized as an asset and the lease obligation as a liability, in a manner similar to a finance lease.

Revenue from the sale of investment property, is recognized when the significant risks and rewards of ownership of the property have been transferred to the buyer; such revenue is not recognized where there are significant uncertainties as to the collection of the consideration of the transaction, the costs related thereto, or when the Company has significant continuing involvement in the property that was sold.

g.	Intangible assets:

1)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in "Intangible assets."

Goodwill is tested annually for impairment, or earlier, when circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less any accumulated impairment losses.  Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2)	Brand name, trademarks and customer base

The cost of brand name, trademarks and customer base acquired in a business combination is their fair value at the date of acquisition. After initial recognition, these intangible assets which have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method over their estimated useful lives (brand name and trademarks eight to fifteen years and customer base - fifteen years).

3)	Computer software

The costs of separately acquired computer software licenses are recognized as intangible assets. These licenses are amortized over their estimated useful lives (mainly four years).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Costs associated with servicing or maintaining computer software are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company, that will generate probable future economic benefits and that meet certain technical financial and other criteria are recognized as intangible assets. Costs include directly attributable employee benefits. Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding four years).

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period

4)	Evacuation fees

Premiums paid to assume existing operating lease agreements are amortized over the remaining term of the lease.

h.	Impairment of non-financial assets

The Company reviews at each statement of financial position date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been impairment. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset can be recovered, and if necessary, records an impairment provision for the amount needed to write down the carrying amount to the recoverable amount. In addition, assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment.

The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use. Value in use is based on estimated future cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In computing the fair value less costs to sell of real estate, including land and lease rights, the Company makes use of valuations prepared by appraisers.

In 2008, the Company reorganized the food retail activities (supermarket segment) to incorporate all activities under one subsidiary while, at the same time, organizing the brand names so that the Company could meet the needs of specific customers in each geographic area (promotions, prices and variety) and increase customer loyalty program activities. Consequently, the Company evaluates impairment separately for each cash generating unit (CGU). A CGU can be a single store or a group of stores where the cash inflows of one store are largely interdependent on the  cash inflows of another store in the same geographic area. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or cash generating units. As of December 31, 2009, 203 stores in the supermarket segment have been grouped into 84 CGUs; In the non-food segment each store is considered a CGU.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

An impairment loss is recognized in the income statement under "other gain (losses)". Non-financial assets, other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

For a cash-generating unit to which goodwill has been allocated, any impairment loss relating to that unit is initially applied to reduce the goodwill and the balance to reduce the carrying amount of the other assets.

i.	Borrowing costs

Borrowing costs incurred in respect of the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

j.	Financial assets

1)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

a)	Financial assets at fair value through profit or loss

This category includes financial assets designated at fair value through profit or loss; a financial asset is classified in this category if management has designated it as such, because it is managed and its performance is evaluated on a fair-value basis.
Derivative financial instruments are also classified as held for trade since they are not designated for hedging purposes. Assets in this category are classified as current assets if they are held for trading or expected to be disposed of within one year from the date of the statement of financial position.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for maturities greater than 12 months after the statement of financial position date. These are classified as non-current assets. The Company’s loans and receivables comprise "trade and other receivables", "short-term bank deposit" and "cash and cash equivalents".

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified to any of the other categories.  They are included in non-current assets unless management intends to dispose of the investment within 12 months of the statement of financial position date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement-date. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within finance income or expenses in the period in which they arise.

Gains or losses arising from changes in the fair value of available-for-sale securities are recognized in other comprehensive income (hereafter – OCI). Interest on monetary securities (debt instruments) that are available for sale, is recognized in the income statement as part of "finance income or expenses" using the effective interest method.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in OCI are reclassified and included in the income statement as part of "finance income or expenses".

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Evidence of impairment may include indications of an event that has an impact on the estimated future cash flows of the financial asset.  In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement; increases in fair value after impairments are recognized directly in equity.

In the case of debt investments, if the fair value subsequently increases and the income can be objectively related to an event occurring after the impairment loss was recognized; the impairment loss is reversed through the income statement.

Impairment testing of trade receivables is described in note m below.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

The Company's derivative financial instruments do not meet the criteria required for hedge accounting.  Changes in the fair value of these derivative financial instruments are recognized on a current basis in the income statement as part of "finance income or expenses."

Changes in fair value of separable embedded derivatives are recognized in the income statement as part of finance income or expenses.

l.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost and net realizable value.  Cost is determined mainly by the “first-in, first-out” (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

The Company evaluates inventory shrinkage throughout the year based on the results of periodic stock taking in its stores, and records allowances based on the results of these counts to provide for estimated shrinkage as of statement of financial position date.

m.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts.

Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectability of which, in the view of management, is doubtful. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within selling general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against selling general and administrative expenses in the income statement.

n.	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are presented-within "credit and loans from banks and other" in current liabilities in the statement of financial position. For the purposes of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from issuance proceeds.

p.	Trade payables and rebates

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Current rebates from suppliers are recorded in the financial statements upon receipt.

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned on a pro rata basis, based on a systematic calculation of the extent to which the Company has reached the target.

In some cases rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements on the basis of the purchases actually made.

Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

q.	Borrowings

Borrowings (including loans, debentures and convertible debentures) are recognized initially at fair value, net of transaction costs incurred.  Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the maturity amount is recognized in the income statement over the period of the borrowings using the effective interest method.

For convertible debentures, in which the conversion component constitutes an embedded derivative (and not equity) whose economic characteristics and risks are not closely related to the debentures, the debentures are initially recognized as the difference between the total proceeds from issuance and the fair value of the bifurcated embedded derivative at the date of issuance. Subsequent to initial recognition, the embedded derivative is measured at each statement of financial position date at fair value, while the debentures are measured at amortized cost.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Loans from banks, debentures and convertible debentures, are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

r.	Current and deferred income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in OCI or directly in equity. In this case the tax is also recognized in OCI or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax are provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not recognized, if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is  settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax are not provided on temporary differences arising on investments in subsidiaries, since the Company controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is legally enforceable right to offset current tax assets against current tax liabilities and the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Employee benefits

1)	Retirement benefit obligations

The Company operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate and independent entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Labor laws and agreements, and the practice of the Company, require it to pay retirement benefits to employees dismissed or retiring in certain other circumstances.
The obligation of the Company to pay retirement benefits is generally treated as a defined benefit plan. However, for employees for whom the retirement benefit obligation is covered by section 14 of the Israel Severance Pay Law, the obligation is treated as a defined contribution plan.

As for employees included in defined Benefit plans, the Company's defined benefit obligation is based on the amount of benefits that such employees are entitled to receive upon retirement, which is based on the number of years of employment and the employee’s last monthly salary.

The retirement benefit obligation recognized in the statement of financial position is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets. The defined benefit obligation is calculated annually by Ernst & Young Israel, an independent qualified actuary (hereafter – independent qualified actuary) using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) by reference to Israeli Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

In accordance with IAS 19, “Employee Benefits”, the market yields used by the Company to discount expected future cash flows are based on the interest rates of Israeli Government bonds, since the Company’s management believes that Israel does not have a deep market for high-quality corporate bonds.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Actuarial gains and losses are a component of other comprehensive income or loss and are carried directly to accumulated deficit.

Amounts funded for retirement benefits are measured at fair value. These funded amounts represent “plan assets”, as defined by IAS 19, and therefore are offset from retirement benefit obligation for statement of financial position presentation.

The Company purchases insurance policies and regularly contributes to pension/retirement benefit funds to meet the pension/retirement obligation. For defined contribution plans in which the Company has no further payment obligations once the contributions have been paid, the contributions are recognized as employee benefit expense when they are paid.

Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

2)	Provision for unutilized sick leave

Pursuant to employment agreements, certain employees are entitled to receive payment for a certain number of sick leave days per year which are accumulating to future periods. Under these said agreements, the Company has undertaken to pay each employee, upon retirement, certain amounts which depend on the balance of the unutilized days and on the cumulative number of sick leave days the employee has utilized during his employment with the Company.

The provision for unutilized sick leave is based on an annual actuarial calculation by an independent, qualified actuary: In making such a computation, the actuary makes actuarial assumptions (rates of employee turnover, future salary levels etc). The cost of this benefit is recognized using the same method used for defined benefit retirement plans. Actuarial gains and losses are recognized outside of profit or loss in the OCI in the period which they arise.

3)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed according to a detailed formal plan without possibility of withdrawal to either: terminating the employment of current employees; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the statement of financial position date are discounted to their present value.

4)	Jubilee grant

Pursuant to employee agreements, certain employees are entitled to receive a jubilee grant upon completion of service of 20, 30 and 35 years.
A provision in respect of the jubilee grant that has been recorded in the consolidated financial statements and is based on an annual actuarial calculation, by an independent, qualified actuary.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

5)	Vacation and recreation benefits

Every employee is legally entitled to vacation and recreation benefits, both computed on an annual basis.  This entitlement is based on the term of employment.  The Company records a liability and expense for vacation and recreation pay, based on the benefits that have been accumulated for each employee.

6)	Share-based payment

The Company operates an equity-settled, share-based compensation plan.  Under this plan, the Company grant its employees stock options at its discretion.  The fair value of the employee services received in exchange for the grant of the options is recognized as an expense in the income statement with a corresponding credit to accumulated deficit in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options on the date on which they are granted. At each statement of financial position date, the Company revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to accumulated deficit in equity.

The consideration received upon exercise of stock options, net of any directly attributable transaction costs, are credited to share capital and additional paid in capital.

7)	Profit sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing for employees, based on a formula that takes into consideration the profit attributable to the supermarket stores after certain adjustments. The Company recognizes a provision where contractually obligated or where there is a past practice that has created a constructive obligation.

t.	Provisions

Provisions for termination benefits cost and for legal claims are recognized when the Company has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.  Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required for settlement is determined by considering the class of obligations as a whole.  A provision is recognized even if the likelihood of an outflow with respect to any one item in the class may be low.

Provisions are measured at present value according to management's best estimate of the expenditure required to settle the obligation at the statement of financial position date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Other comprehensive income

Comprehensive income is comprised of net income for the year and other income and expense items that are not taken into account in determining net income, and which are considered  components of other comprehensive income; The Company's other comprehensive income or loss items are in respect of fair value adjustments of available for sale financial assets and actuarial adjustments of employee defined benefit plans.

v.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods - in the ordinary course of the Company’s activities. Revenue is shown net of value added tax, returns, rebates and discounts and after eliminating sales within the Company.

When the Company acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis. However, when the Company bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

The Company recognizes revenue when the amount of revenue can be reliably measured. it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Company bases its estimates on past experience, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

1)	Sales of goods – retail

The Company operates a chain of supermarkets that sell food products, apparel and housewares. Sales of goods are recognized when a product is sold to the customer. Retail sales are usually paid for in cash, checks, or by credit cards.

It is the Company's policy to sell products to retail customers with a right to return.
Past experience is used to estimate and provide an allowance for such returns at the time the sale is recorded.

Revenue from  the sale of gift certificates is deferred and is recognized as income when the gift certificate is redeemed for the purchase of goods, or when the likelihood that the customer will redeem the certificate, based on the Company's experience, becomes remote.

Discounts, including those related to gift certificates, are recognized as a reduction of sales upon recognition of the related sales.

2)	Sales of goods – wholesale

The Company sells a range of products (apparel, housewares, infant products and toys) in the wholesale market.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Sales of goods are recognized when the products are delivered to the wholesaler. The criteria for delivery are satisfied when the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied.

Sales are recorded based on the price specified in the sales contract, net of estimated returns. No element of financing is deemed present as the sales are made under normal credit terms, which are consistent with market conditions.

3)	Rental revenue

The Company’s lease agreements are “net” lease agreements, which require the tenants to pay all property related expenses.  The rent revenue is recognized on a straight-line basis over the rent period.

4)	Club member awards and loyalty programs

Club members participating in the Company's programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge.

The Company applies IFRIC 13: "Customer Loyalty Programmes" as from the transition date to IFRS, and accordingly deferres revenue from such sales representing the fair value of such benefits. The attributed fair value, takes into account management estimates of awards that will expire unexercised. The deferred revenue is recognized in income (carried to sales) when the award is exercised by the customer.

w.	Finance income and expenses

Finance income comprises interest income on funds invested, dividend income, net gains from changes in the fair value of financial assets measured at fair value through profit or loss, net gain from marketable securities, foreign currency gains, and net gains from changes in the fair value of derivative instruments that are recognized in the income statement. Interest income is recognized as it accrues, using the effective interest method. The net gain from changes in the fair value of financial assets measured at fair value through profit or loss includes interest deriving from such assets.

Finance expense comprises interest expense on loans received and debentures issued, changes in the time value of a discounted liability in respect of a put option to the minority, net losses from changes in the fair value of financial assets measured at fair value through profit or loss, foreign currency losses, financing expenses paid under a financing lease and net losses from changes in the fair value of derivative instruments. All borrowing costs are recognized in the statement of income using the effective interest method.

x.	Advertising costs

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized as a reduction of these costs, in accordance with the terms of specific agreement.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

y.	Leases

Lease agreement in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Long term lease arrangements of land with the Israeli Lands Administration and municipality of Tel-Aviv, except when such land is classified and accounted for as investment property (see below), are classified and accounted for as an operating lease. Prepaid lease fees are included in the statement of financial position as "prepaid expenses under operating leases" and are charged to the income statement over the term of the lease, including any options to extend the term if it was reasonably certain, when the lease agreement was first signed, that the Company will exercise the option.
As to the expected change in classification of such land under amendment to IAS 17 "Leases" (hereafter – IAS 17) see bb2c below.

Land held under an operating lease is classified and accounted for as investment property when the property would otherwise meet the definition of investment property. In such case, the operating lease is accounted for as if it were a finance lease.

z.	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

aa.	Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted-average number of Ordinary shares outstanding during the period.

Diluted earnings per share are calculated by adjusting the profit attributable to equity holders of the Company and the weighted-average number of outstanding Ordinary shares for the effect of all potential Ordinary shares that are dilutive including share options granted to employees.

ab.	Reclassifications

Derivative instruments at December 31, 2008, in respect of CPI forward transactions in the total amount of NIS 11,593 were reclassified from current to non-current liabilities, to give effect to  amendments to IAS 1R that were included in the IFRS Improvements for 2008 and 2009 (see bb.1.a)) In addition, the Company reclassified NIS 15,000  As of December 31, 2007 and 2008 relating to shares in a company that holds real estate property from Investment property to Investment in securities at fair value through profit and loss.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

bb.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

1.	The following new standards and amendments to standard are mandatory for the first time for the financial year beginning January 1, 2009:

a)
IAS 1 (revised), "presentation of financial statements" (hereafter – IAS 1R). The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the statement of income and statement of comprehensive income).

The Company has elected to present two statements: a statement of income and a statement of comprehensive income. The financial statements have been prepared under the revised disclosure requirements.

In addition, the amendment to IAS 1R explains that only some, and not all, financial assets and liabilities classified as ‘held for trading’ under the provisions of International Accounting Standard No. 39, ‘Financial Instruments – Recognition and Measurement’ (“IAS 39”) can be regarded as examples of assets and liabilities classified as current.  As part of the application of the amendment, the Company classified financial liabilities at fair value through profit or loss in respect of CPI forward transactions ( see ab above).

b)
IFRS 8, "Operating segments" (hereafter-IFRS 8). The Company has retrospectively applied in 2009 IFRS 8, which  replaces IAS 14, "Segment reporting". IFRS 8 requires a 'manegment approach' under which segment information is presented on the same basis as that used for internal reporting purposes.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has also elected to early adopt an amendment to IFRS 8 published in May 2009 in the IFRS improvements, which clarifies that the disclosure of a measure of segment assets  is required only if the measure is regularly provided to the chief operating decision maker. The Company's does not  regulary reports to the chief operating decision maker the information regarding segment assets and accordingly did not disclose any measure of the segment assets in these financial statements.

Segment information, based on the new standard requirements is presented for all reported periods in Note 35.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c)	IFRS 7 "Financial instruments" – Disclosures (amendment) – effective January 1 2009.
The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on financial position or results of Company's operations.

d)
Amendment to IAS 24 - "Related Party Disclosures" (hereafter - the amendment to IAS 24).  The amendment simplifies the definition of related party so that the disclosure required by certain entities is expanded; the amendment also eliminates inconsistency between disclosures of two parties of the same transaction. The amendment to IAS 24 applies retroactively. The Company elected early adoption of the Amendment to IAS 24, in these financial statements.

2.	The following new standards, amendments to standard and interpretations have been issued, but are not effective for the financial year beginning January 1, 2009 and have not been early adopted:

a)
IFRS 3 (revised), "Business combinations" (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payment classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by- acquisition basis to measure the non-controlling interest in the acquiree at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

b)	IAS 27R - "Consolidated and Separate Financial Statements" (effective for financial years commencing on or after July 1, 2009).

IAS 27R requires that the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and accordingly, no further goodwill or gain or loss would arise from these transactions. As of the effective date, losses are attributed to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.  IAS 27R also discusses the accounting treatment applied upon loss of control of a subsidiary. Any retained equity interests in the investee are to be remeasured to fair value and the resulting gain or loss is recognized in profit or loss. The Company will implement IAS 27R prospectively with respect to future transactions with non-controlling interests, commencing January 1, 2010.

c)
Amendment to IAS 17– in effect for annual reporting periods commencing January 1, 2010 and thereafter.  The amendment is part of the annual improvements project of the IASB published in April 2009.  In accordance with the amendment to IAS 17, the demand that lease of land would be classified automatically as operating lease in any case where it is not expected that ownership will be transferred to the lessee at the end of the lease period is cancelled.  Accordingly, the lease of land would be accounted for based on the regular criteria for classification as a finance lease or as an operating lease and based on the information available at time of entering into the lease agreement with retrospective application; unless the entity does not have the information required to apply the amendment to IAS 17 retrospectively.

The Company will apply the amendment to IAS 17 commencing January 1, 2010. The Company is expecting that most of the lease arrangements of land that is leased from the Israeli Land Administration will be reclassified as financial leases. The Company currently assesses the potential effects of application of IAS 17 on its financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d)
IAS 38 (amendment), "Intangible Assets". The amendment is part of the IASB’s annual improvements project published in April 2009 and the Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the Company’s financial statements.

e)
IFRS 9, "Financial Instruments". On  November 12, 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting  January 1, 2013, with early adoption permitted. The IASB intends to expand IFRS 9 during 2010 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortised cost and those measured at fair value. Classification is made at the time the financial asset is initially recognised, namely when the entity becomes a party to the contractual provisions of the instrument. A debt instrument that meets the following two conditions can be measured at amortised cost (net of any writedown for impairment): the objective of the entity's business model is to hold the financial asset to collect the contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments must be measured at fair value through profit or loss. Further, embedded derivatives that under IAS 39 would have been separately accounted for at fair value through profit and loss because they were not closely related to the financial host asset will no longer be separated. Instead, the contractual cash flows of the financial asset are assessed in their entirety, and the asset as a whole is measured at fair value through profit and loss if any of its cash flows do not represent payments of principal and interest. Also all equity investments in scope of IFRS 9 are to be measured at fair value in the statement of financial position, with value changes recognised in profit or loss, except for those equity investments for which the entity has elected to report value changes in OCI. IFRS 9 does not address financial liabilities.

The Company currently assesses the potential effects of application of IFRS 9 on its financial statements.

f)
IFRIC 17, 'Distribution of Non-Cash Assets to Owners' – this interpretation determines the accounting for distribution of non-cash assets to shareholders ("dividend in kind"). The Interpretation determined the time for initial recognition of such a liability and the way this liability is measured until actual distribution. This Interpretation will be applied prospectively as from January 1, 2010.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

a.	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments in order to partially hedge certain risk exposures.

The board of directors and senior management of the Company are responsible for determining and supervising the financial risk management fundamentals of each entity in accordance with each entitiy's business activities, financial structure and the relevant market conditions.

Risk management is carried out by the chief financial officer and treasury department of each entity based on policies approved by the board of directors. Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The board of directors provides principles for overall risk management, covering specific areas, such as interest rate risk, credit risk, foreign exchange risk, use of derivative financial instruments and non-derivative financial instruments, raising long- term debt and investment of excess liquidity.

(a) Market risk

(i) Price risk

The Company is exposed to price risk in respect of its investments in debt securities that are classified as available for sale or at fair value through profit or loss. To manage its price risk arising from investments in debt securities, the Company diversifies its portfolio in accordance with the pre-defined limits set by the Company.

The Company invests in Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange that have a minimum rating of A+ at the date of investment.

The table below summarizes the impact on the Company’s post-tax profit for the year and on Comprehensive income of an increase/decrease of 5% in the market price of the investments. The analysis is based on the assumption that all other variables are held constant.

	Year ended December 31			December 31
	2007	2008	2009	2007	2008	2009
	NIS in millions
	Impact on post-tax profit			Impact on Comprehensive income

Government bonds	0.1	-	-	3.1	2.7	4.1
Corporate bonds	1.1	0.5	0.2	3.9	3.5	2.9
	1.2	0.5	0.2	7.0	6.2	7.0

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT  AND FINANCIAL INSTRUMENTS (continued):

Post-tax profit for the year would increase/decrease as a result of gains/losses on debt securities classified as at fair value through profit or loss. Equity would increase/decrease as a result of gains/losses on debt securities classified as available for sale and securities classified as fair value through profit and loss.

Blue Square and certain of its subsidiaries have issued convertible debentures. The conversion components are embedded derivatives which are measured at each reporting date at fair value. At December 31, 2009, if the market price of the Company’s or the relevant subsidiary’s shares had increased/decreased by 5% with all other variables held constant, the effect on the fair value of the embedded derivatives would have been increased/decreased post –tax profit for the year by NIS 1.2 million (2008: NIS 1.1 million, 2007: NIS 3.9 million).

(ii) Foreign currency risk

The operating units comprising the Company are domiciled and operate in Israel. Some of those units import part of their inventories and raw materials. Those units are exposed to foreign currency risk arising primarily with respect to the US dollar.  Some units use forward currency contracts in order to hedge part of the foreign currency risk.

At  December 31, 2009 and 2008, the Company did not have any substantial balances in foreign currencies and, therefore, the Company’s exposure to foreign exchange risk was immaterial.

One of the Company's subsidiary signed a rent agreement which is fixed in Swiss Franc (CHF). This agreement include an embedded derivatives which is measured at each reporting date at fair value.

At  December 31, 2009 if the currency had weakened/strengthened by 5% against the CHF with all other variables held constant, post-tax profit for the year would have been NIS 1.3 million lower/higher (2008: NIS 1.8 million, 2007: NIS 2.1 million).

(iii) CPI risk

The Company has an excess of CPI- linked liabilities over CPI - linked assets (mainly in respect of outstanding debentures and loans),(These derivatives do not qualify for hedge accounting under IFRS) The Company uses forward CPI contracts in order to partially hedge this risk. At December 31, 2009 if the CPI had increased/decreased by 2% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 20.2 million (2008: NIS 13.6 million, 2007: NIS 17.2 million).

(iv) Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2009 if interest rates on borrowings had been 5% higher/lower with all other variables held constant, post-tax profit for the year would have been NIS 0.1 million (2008: NIS 0.1 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.
The Company’s investments in debt securities of fixed rates and short-term deposit expose the Company to fair value interest rate risk.  If interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 6.8 million (2008: NIS 5.7 million, 2007: NIS 5.8 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(b) Credit risk

Credit risk is managed separately by each of the Company's operating units. Credit risk arises from cash and cash equivalents, marketable securities, short term deposits with banks as well as credit exposure to retail and wholesale customers.

Cash and cash equivalents, deposits and marketable securities are maintained with major banking institutions in Israel.

The Company's investments are comprised of Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange and that have a minimum rating of A+ at the date of investment. According to the Company's investment policy, there are no significant concentrations of credit risk in respect of investments in debt securities.

Sales to retail customers are collected principally through use of major credit cards, post-dated checks (partially guaranteed by credit insurance) or cash.

Sales to wholesale customers are mainly made under accepted market credit terms. The credit quality of each wholesale customer is assessed. The Company's customers are diversified and the risk of credit concentration is immaterial. Individual risk limits are set based on internal ratings that take into consideration the customer’s financial position, credit history and other factors.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through and adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company's operating units maintain flexibility in funding by use of credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve (comprised of borrowing facilities and cash and cash equivalents) on the basis of expected cash flows. This is generally carried out at corporate’s level. These reserves vary by location to take into account the liquidity of the market in which the Company operates. In addition, the Company’s liquidity management policy involves projecting cash flows and considering the necessary level of liquid assets, monitoring statement of financial position liquidity requirements, and maintaining debt financing plans.

The table below analyses the Company’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.  Therefore, these amounts will not reconcile to the amounts disclosed in the statement of financial position  except for balances due within 12 months which equal their carrying amounts as the impact of discounting is not material.
The table does not include the liabilities for operating leases, and the related embedded derivatives, contractual cash flows for  operating leases are presented in note 32c. Cash flows relating to conversion component of convertible debentures are included in the maturities of the debentures above.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2009
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Trade payables	915,845	-	-	-	915,845
Other payables	460,000	-	-	-	460,000
Bank loans	307,694	142,639	258,362	341,752	1,050,447
Debenture and convertible debentures	150,025	106,747	882,408	752,244	1,891,424
Other long-term payables	4,561	10,914	-	2,966	15,475
Total	1,838,125	260,300	1,140,770	1,096,962	4,336,157

	December 31, 2008
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Trade payables	1,004,799	-	-	-	1,004,799
Other payables	436,471	-	-	-	436,471
Forward contracts (fair value)	-	11,593	-	-	11,593
Bank Loans	236,163	116,496	214,220	68,163	635,042
Debenture and convertible debentures	78,589	132,231	506,149	812,258	1,529,227
Other long-term payables	9,130	28,249	15,783	1,383	54,545
Total	1,765,152	288,569	736,152	881,804	3,671,677

b.	Capital risk management

The Company’s objectives in managing capital are to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt to EBITDA. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated statement of financial position) less cash and cash equivalents and other liquid financial assets. This ratio is a non-GAAP figure not determined in IFRS and its definition and calculation may vary from one Company to another. The Company considers this ratio to be an important measure for investors, analysts and rating agencies. The debentures of Blue Square are rated ilA+ Negative by S&P Maalot, see note 19d.(3).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

c.	Fair value estimation

Effective  January 1, 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Company’s assets and liabilities that are measured at fair value at December 31,  2009.

	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Corporate bonds	4,733	-	-	4,733
Forwards contracts over Israeli CPI	-	9,690	-	9,690
Diners option	-	-	12,266	12,266
Embedded derivatives in rent agreements	-	425	-	425
Equity securities	-	-	25,000	25,000
Available-for-sale financial assets -
Goverment Bonds	110,884	-	-	110,884
Corporate Bonds	72,295	-	-	72,295
Total assets	187,912	10,115	37,266	235,293
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	11,898	-	11,898
Rent agreements	-	7,591	-	7,591
Total liabilities	-	19,489	-	19,489

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of position  date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the closing market price. These instruments are included in level 1. Instruments included in level 1 investments in Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange. These instruments classified as trading securities or available-for-sale. The fair value of financial instruments that are not traded in an active market  is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments.
•	The fair value of forward contracts over the Israeli CPI are calculated as the present value of the estimated future cash flows based on observable yield curves.
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the statement of financial position date, with the resulting value discounted back to present value.
•
For the Diners options – the fair value was determined based on binominal valuation model, which takes into account Diner's expected profits multiples of earnings of quoted companies in Israel in this field of operations, Costs of recruiting and mainting credit card users

•	For the equity securities - discounted cash flow analysis was used to determine the fair value.

Regarding the fair value of non-current borrowings, see Note 19(1)(d).

The following table presents the changes in level 3 instruments for the year ended December 31, 2009.

	Investment in equity securities	Diners option	Total
	NIS in thousands
Opening balance	15,000	4,700	19,700
Gains and losses recognized in profit or loss	10,000	7,566	17,566
Closing balance	25,000	12,266	37,266
Total gains or losses for the year included in profit or loss for assets held at the end of the reporting year	10,000	7,566	17,566

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d.           Financial Instruments by category
	December 31, 2009
	Loans and Receivables	Assets at fair value through profit and loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	612,227	-	-	612,227
Short term bank deposits	67	-	-	67
Investment in securities	-	29,733	183,179	212,912
Trade receivables	809,783	-	-	809,783
Other receivables excluding prepayments and other	55,823	-	-	55,823
Derivative financial instrument (Forward Contracts)	-	9,690	-	9,690
Loans to associates	2,094	-	-	2,094
Other long-term receivables	1,125	-	-	1,125
Non-current derivative financial instruments	-	12,691	-	12,691
Total	1,481,119	52,114	183,179	1,716,412

	December 31, 2009
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit and loss	Total
	NIS in thousands
Credit and loans from banks and others	143,086	-	143,086
Trade payables	917,585	-	917,585
Other account payables and accrued expensses	456,054	-	456,054
Bank loans	728,233		728,233
Convertible debentures	130,123	-	130,123
Conversion component embedded in convertible debentures	-	11,898	11,898
Debentures	1,327,986	-	1,327,986
Derivatives financial instruments		7,591	7,591
Other liabilities	20,919	-	20,919
Total	3,723,986	19,489	3,743,475

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d.           Financial Instruments by category (continued)
	December 31, 2008
	Loans and Receivables	Assets at fair value through the profit and loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	95,325	-	-	95,325
Short term bank deposits	206	-	-	206
Investment in securities	-	*29,713	157,136	186,849
Trade receivables	729,970	-	-	729,970
Other receivables excluding prepayments and other	69,926	-	-	69,926
Loans to associates	2,180	-	-	2,180
Other long-term receivables	1,088	-	-	1,088
Non-current derivative financial instruments	-	5,248	-	5,248
Total	898,695	34,961	157,136	1,090,792

	December 31, 2008
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit and loss	Total
	NIS in thousands
Credit and loans from banks and others	77,988	-	77,988
Trade payables	1,006,386	-	1,006,386
Other account payables and accrued expensses	394,918	-	394,918
Bank loans	474,499		474,499
Convertible debentures	148,549	-	148,549
Conversion component embedded in convertible debentures	-	7,975	7,975
Debentures	985,844	-	985,844
Non-current derivatives financial instruments	-	*21,074	21,074
Other liabilities	38,370	-	38,370
Total	3,126,554	29,049	3,115,603

*Reclassified

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

 e.  Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by   reference to the internal composition based on historical information that has been accumulated in   the Company's entities over the years, as follows:

	December 31
	2008	2009
	NIS in thousands
Trade receivables
Balances with related party (note 34)	56,550	58,479
Credit cards	482,345	545,770
Insured checks receivables*	40,091	54,590
Checks receivables	81,935	85,276
Open accounts	48,663	44,052
	709,584	788,167

*
The Company and part of the Company's subsidiaries are engaged with check credit companies to fully receive payments of checks that have been approved by the check credit company, even if no cover is available at the indicated time of payment.

Cash and cash equivalents and short term bank deposit

Most of the Company Cash and cash equivalents and short term deposit at December 31, 2009 were deposited with major banks in Israel.

Available-for-sale debt securities

As described in note 3, the Company's investments are publicly traded in the Tel-Aviv Stock Exchange and independently rated with a minimum A+ at the date of investment.

The balances are presented at fair value; provision for impairments were carried from equity into the income statements, when necessary.

The maximum exposure to credit risk at the reporting date is the carrying value of the financial assets presented in the statement of financial position.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

f.       Company exposure of monetary balances:

1.	The currency exposure of the Company's monetary assets and liabilities and their fair value balances is as follows:
	December 31, 2009
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	612,227	-	-	-	612,227	(**	)
Short term bank deposit	-	67	-	-	-	67	(**	)
Investment in securities	96,842	91,070	-	-	25,000	212,912	212,912
Trade receivables	-	809,783	-	-	-	809,783	(**	)
Other accounts receivables	749	55,074	-	-	-	55,823	(**	)
Income taxes receivable	84,274	-	-	-	-	84,274	(**	)
Derivative financial instruments	9,690	-	425	-	12,266	22,381	22,381
Other long-term receivables	3,275	-	-		-	3,275	(**	)
Total assets	194,830	1,568,221	425	-	37,266	1,800,742

Liabilities:
Credit and loans from banks and others	365	142,721	-			143,086	(**	)
Trade payables	-	913,948	3,460	177	-	917,585	(**	)
Other accounts payable and accrued expenses	24,860	462,819	-	-	-	487,679	(**	)
Income tax payables	6,051	-	-	-	-	6,051	(**	)
Provisions	-	51,298	-	-	-	51,298	(**	)
Loans	317,409	410,824	-	-	-	728,233	737,316
Debentures	1,327,986	-	-	-	-	1,327,986	1,429,528
Convertible debentures	142,066	-	-	-	-	142,066	148,866
Other long-term liabilities	8,398	3,357	9,164	-	-	20,919	(**	)
Derivative financial instruments	-	-	1,075	6,516	-	7,591	7,591
Total liabilities	1,827,135	1,984,967	13,699	6,693	-	3,832,494

(*) Financial instrument that are not monetary assets

(**) The fair value of those  monetary balances are usually identical or close to their carrying value.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%

2009	(0.7)	3.8	3.9
2008	(1.1)	4.5	3.8

(1)	Calculated based on published CPI date (through November of end year)
(2)	Calculated based on actual CPI date (through December of end year)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

Estimates and judgments are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The uncertainty inherent in accounting estimates can result in outcomes that differ materially from the estimates . The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

1)	Impairment of non financial assets

In accordance with the accounting policy stated in note 2, the Company reviews at each statement of financial position date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of property, plant and equipment and identifiable intangibles. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company's accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision necessary to adjust the carrying amount to the recoverable amount.

The recoverable amount of an asset is the higher of the net selling price of the asset's fair value less cost to sell and its value in use. These calculations require the use of estimates.
The Company tests at least annually whether goodwill has been impaired in accordance with the accounting policy stated in note 2. The recoverable amount of the cash-generating unit to which goodwill has been allocated is determined based on value-in-use calculations. These calculations require the use of estimates. See note 8 for details of key assumptions.

Referring to property plant and equipment, when the discount rate is different by 0.5% from management estimate the carrying value of property, plant and equipment will be NIS 776 thousand lower or NIS 762 thousand higher.
When growth rate is different by 0.5% from management estimate the carrying value of property, plant and equipment will be NIS 2.7 million lower or NIS 2.8 million higher.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

2)	Adjustment of investment property to fair value

Investment property is presented at fair value based on assessments of external independent appraisers, who have the appropriate qualifications. In certain cases fair value is determined using discounted cash flows that are based on assumptions as to discount rate. Changes in the discount rate will change the calculated fair value and may therefore materially affect the Company's results of operations.

When the discount rate is different by 0.5% from management estimate the fair value of investment property will be NIS 17.7 million lower or NIS 20 million higher. When the discount rate is different by 1% from management estimate the fair value of investment property will be NIS 34.3 million lower or NIS 41.6 million higher

3)	Retirement benefit obligations and provision for unutilized sick leave

The present value of the obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost of retirement benefits and provision for unutilized sick leave include the discount rate. Other key assumptions such as future wage increases and retirement rates, are based in part on current market conditions and past experience. Any changes in these assumptions will impact the carrying amount of the obligations.

The Company determines the appropriate discount rate at the end of each year.  This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the retirement obligations. In determining the appropriate discount rate, the Company considers the interest rates of Israeli government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related retirement liability.

4)	Provisions for claims

The provisions for legal claims are recorded based on the estimates of the Company’s management (after consulting with the legal counsel) as to the likelihood that cash flows will be required to settle these liabilities, and at the discounted amounts of such cash flows.

5)	Income taxes and deferred taxes

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

In addition, the Company recognizes deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. The Company continually assesses the recoverability of deferred tax assets, based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies. If the Company is unable to generate sufficient future taxable income, or actual results differ from its other assumptions, the Company might be required to reduce its deferred tax assets or to increase its deferred tax liabilities, which will increase its effective tax rate, and negatively affect its operations.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

6)	Impairment of available-for-sale financial assets

The Company follows the guidance in IAS 39 to determine when an available-for-sale financial asset is impaired.  This determination requires significant judgment.  In making this judgment, the Company evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost, and the financial position of and short-term business outlook of the issuer of the instrument, including factors such as industry and sector performance, changes in technology and operating and financing cash flows.

7)	Fair value of derivative and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, derivatives and equity securities) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each statement of financial position date. The Company has used discounted cash flow analysis for various derivative financial assets that are not traded in active markets. Changes in assumptions could affect the  reported fair value of these financial instruments.

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES

i)	Non Food Retail and Wholesale segment

a.	Acquisitions:

1)	Bee Group Retail Ltd. ("Bee group"):

a)
In April 2007, the Company purchased additional 10% of the issued and paid-up share capital of Bee Group – a 50% subsidiary controlled by the Company -  in consideration for NIS 5 million. The  excess of cost over the carrying amount of the minority interest acquired - in the amount of NIS 1.8 million - was recorded as goodwill.

b)
In September 2008, the Company acquired an additional 25% of the outstanding share capital of Bee Group, from the other shareholders of Bee Group (the "Sellers"), increasing the Company's interest in Bee Group to 85%. The Company paid NIS 35.4 million for these shares. The excess of cost over the carrying amount of the minority interest acquired in the amount of NIS 29.8 million was recorded as goodwill.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

Furthermore, during the five-year period from date of closing, the Company is entitled to acquire the remaining 15% of Bee Group's share capital (the "Remaining Shares") for the aggregate consideration of approximately NIS 21.24 million, increased by 7.5% annually until actual payment (the "Call Option") (see note 18 and note 20).  At the second anniversary of the closing date, the Sellers are entitled to sell the Remaining Shares to the Company for the same exercise  price as for the Call Option in the event the Company had not previously exercised the Call Option (the "Put Option"). The agreement provides that in the event Bee Group completes an initial public offering of its shares during the three years from date of closing, the exercise price in the Call Option and the Put Option would generally be adjusted in accordance with the value ascribed to the Bee Group in the offering (including in the event the Call Option and Put Option had been  previously exercised). As a result of the above, the Company accounts for 100% ownership and control in Bee Group as from September 2008; the put option to the minority interest is accounted for as a financial liability based on the current redemption value of the exercise price of the option with a corresponding reduction of minority interest and an increase in goodwill of  NIS 17.9 million.

As part of the acquisition arrangement, Bee Group has paid cash dividend to Bee Group shareholders in the aggregate amount of NIS 13.7 million, of which the Sellers received NIS 11 million.

2)	Vardinon Textiles Ltd.("Vardinon")

In April 2007, Bee Group completed its acquisition of 85.8% of the shares conferring ownership and control of Vardinon Textiles Ltd, an Israeli public Company which is traded on the Tel-Aviv Stock Exchange ("TASE"). Vardinon is engaged in the field of housewares.

The consideration for the acquisition amounted to 38.1 million. The acquisition generated goodwill of NIS 9.8 million, brand name of NIS 3.8 million and customer base of NIS 0.9 million based on the purchase price allocation.

In December 2007, Bee Group sold approximately 1.2% of Vardinon's shares in consideration for NIS 0.4 million, which approximated its carrying amount.

The financial statements of Vardinon were consolidated for the first time in 2007. The consolidated income statements for the year 2007 include the share of profits of Vardinon for the period from the date of acquisition to December 31, 2007.

3)	Na’aman Porcelain Ltd.("Na'aman")

On October 31, 2007, Bee Group completed the acquisition of 57.87% (51.5% on a fully diluted basis) of the shares of Na'aman, a public Company which is traded in the TASE. Na'aman is engaged in the field of housewares.

Total consideration amounted to NIS 101 million (including NIS 1 million relating to acquisition costs). The acquisition generated goodwill of NIS 55.7 million, customer base of NIS 44.4 million and brand name of NIS 7.1 million based on the purchase price allocation.

The financial statements of Naaman were consolidated for the first time in 2007. The consolidated income statement for the year 2007 includes the share in the profits of Naaman for the period from the date of acquisition to December 31, 2007.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

In May 2009, 446,723 options to purchase ordinary share of Naaman were exercised, and any remaining options expired. As a result, the Company's holding decreased and a gain in the amount of NIS 0.3 million was recognized in the income statement.

4)	Other - first time consolidation

During 2009, the Company acquired shares of Rav Kat Natania ltd. which operates in the baby products field for a total consideration of NIS 1.75 million.

b.	Bee Group Reorganization

During 2008 and 2009, Bee Group reorganized its holding of its subsidiaries ..

1)	Agreement for merger of Sheshet Chain of stores for House hold utensils Ltd with Na'aman:

As part of the reorganization, Na'aman issued ordinary shares to Bee Group in consideration for its 75% holdings in Sheshet's issued share capital, and as a result Bee Group has increased it holdings in Na'aman and decreased its holdings in Sheshet. In addition, Na'aman has also issued ordinary shares to the other shareholder of Sheshet in consideration for its 25% holdings in Sheshet's issued share capital, and as a result Bee Group decreased its holding in Na'aman.
As a result of the decrease in Bee Group holdings in Sheshet, Bee group recognized a gain of NIS 12 million, and as a result of the increase in Bee Group holdings in Na'aman, Bee group recognized an increase in goodwill in the amount of NIS 11.6 million.

2)	Agreement for Na'aman's acquisition of shares of Vardinon

Na'aman acquired all of Bee Group's holdings in Vardinon such that subsequent to the completion of the agreement, Na'aman holds approximately 85% of Vardinon's share capital.  The purchase price was determined based on the price paid by the Bee Group for the acquisition of Vardinon's shares from the previous shareholders in accordance with an agreement dated February 28, 2007, net of adjustments as stipulated in the agreement.

3)	Doctor Baby

In November 2009, following Board of directors resolutions and notices given to its shareholders, Dr. Baby Ltd. (a 50% subsidiary that is controlled by the Company; hereafter - "Dr Baby"), issued 5,000 new shares to the Company,  for the total consideration of NIS 19.5 million. As a result, the holding of the other shareholders of Dr Baby was diluted while the  Company's holding increased by additional 48.1%.
The other shareholders are disputing this change in shareholding and the matter was brought to an arbitration process which is still ongoing (see note 31l).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

The other shareholders have no commitment to provide additional funding to Dr. Baby and consequently, the Company is  reflecting 100% of Dr Baby's losses. Hence, any unfavorable decision of the arbitrator as to the issuance of these shares and the exercise of their rights is not expected to have material effect the Company's financial statements.

4)	In addition to Bee Group reorganization, in 2009, there was an union of headquaters, the expenses in an amount of approximately NIS 2.7 million were recognized in "other gains (losses)".

c.	Additional investments in subsidiary

On June 1, 2009  Na’aman acquired 905,240 shares of Vardinon in consideration of NIS 1.4 million, after the acquisition Na'aman holds 88.74% of Vardinon's share capital. The excess of the consideration paid over the share in minority rights acquired in the amount of NIS 0.2 million was  recorded as an addition to goodwill.

On March 22, 2009, Bee Group aquired 1,128,340 of the ordinary shares of Na'aman in consideration of NIS 6.6 million, following which the Company holds 68.4% of Na'aman share capital . The excess of the share on minority rights acquired over the consideration paid in the amount of NIS 2.5 million was recognized as "other gains"  in the income statement.

ii)	Supermarkets

Acquisitions:

1) Eden Briut Teva Market Ltd. ("Eden")

In October 2007, the Company completed its acquisition of 51% of the outstanding shares of Eden, a private Israeli retail Company established in 2003, operating at the date of acquisition two supermarkets, specializing in organic, natural and health food products. The consideration for the acquisition was approximately NIS 22.5 million. In addition, the Company provided Eden with shareholder loans in the amount of NIS 47 million of which NIS 33 million is a long-term loan (which is treated as inter-company loan and eliminated in consolidation). This loan is linked to the CPI and bears annual interest of 4%. The loan would be repaid commensurate with the distribution of a preferred dividend by Eden to the other shareholders, based on their shareholdings in Eden. The balance of NIS 14 million is a short-term loan. The loan bears interest of 2.55% as of  December 31, 2009, which is similar to interest payable on short-term loans of the Company. Interest is payable on a quarterly basis. Principal is to be repaid in accordance with Eden's ability to do so. Should the terms for grant of a bonus of $ 5 million to the CEO be met, half of the short-term owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above. Should one of the terms for a grant of bonus to the CEO, which is the former owner of Eden, and currently holds 49% of the outstanding shares of Eden be met, one quarter of the owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above.

The acquisition also provides for the Company to supply all guarantees and financing required in connection with Eden's operations in the future.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

The payment of the above mentioned bonus to Eden's CEO is stipulated upon the satisfaction of various operational and performance thresholds. Since Eden's CEO is obligated to continue working in Eden, the Company makes provisions in respect of possible future bonus payments.

The acquisition generated goodwill of NIS 39.9 million and brand name of NIS 6.6 million based on the purchase price allocation.

The financial statements of Eden were consolidated for the first time in 2007. The consolidated income statement for the year 2007 includes the share of the profits of Eden for the period from the date of acquisition to December 31, 2007.

2) Mega Retail (formerly Blue Square Chain Investment Properties)

In November 2008, the Company completed the cash tender offer to acquire Mega Retail’s share capital for a consideration of NIS 150.7 million. Following completion of the acquisition, the Company now holds 100% ownership and control of the shares, and Mega Retail’s shares are no longer  traded on the Tel Aviv Stock Exchange. As a result of the acquisition, the Company recorded goodwill in the amount of NIS 50.6 million.

3) Other - first time consolidation

During 2009, the Company acquired operation of Israel Post which public a daily newspaper for a total consideration of NIS 3 million.

iii) Real estate:

Reorganization of real estate segment activity – transfer of real estate properties to the subsidiary Blue Square Real Estate Ltd.

In September 2009, the reorganization plan of the real estate activity of the Company and its centralization under the subsidiary (78.35%) Blue Square Real Estate (BSRE), was completed under which the real estate properties of the subsidiary Mega Retail Ltd. (formerly Blue Square Chain Investment & Properties Ltd) (Mega Retail), were transferred to BSRE.

Within the approval of the property transfer transaction the following were approved as well:

1.
Lease agreement to lease the transferred properties that are not leased to third parties to Mega Retail for ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years, and,

2.
An agreement to extend the term of the existing lease agreements between Mega Retail and BSRE to an identical period (ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years).

The completion of the transaction was performed as a of split pursuant to Section 105 to the Income Tax Ordinance which confers upon Mega Retail an exemption from the payment of land appreciation tax at this stage and its deferral under the split agreement with BSRE, until the realization of the properties (when and if realized) or by the depreciation charge of the depreciable properties by BSRE. In addition, the payment of purchase tax for the transaction will be at a reduced tax rate of 0.5%. The Company and the subsidiaries, Mega Retail and BSRE will be subject to the restrictions prescribed by the provisions regarding the split pursuant to Section 105 to the Ordinance.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

BSRE pledged certain of the transferred properties as collateral for a loan taken in order to finance the transaction. Transaction costs, amounted to approximately NIS 2.5 million including the purchase tax, were recorded as expense in the statement of income (in "other gain (losses)").

iv)	Other:

1)	As to a commitment of the Company in connection with the acquisition of Diners Israel, see note 32.

2)	The list of principal investee companies is presented in the appendix to the financial statements.

NOTE 6 – PROPERTY PLANTS AND EQUIPMENT:

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein are as follows:

	Land and buildings	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2009	1,324,387	604,631	1,470,299	22,406	3,421,723
Additions	36,809	66,464	99,865	925	204,063
Disposals	-	(2,836)	(14,421)	(7,247)	(24,504)
Acquisition of subsidiary consolidated for the first time	-	125	172	-	297
Transfer from investment property	12,131	-	-	-	12,131

Balance at December 31, 2009	1,373,327	668,384	1,555,915	16,084	3,613,710

Accumulated depreciation:

Balance at January 1, 2009	299,814	372,634	1,009,452	11,518	1,693,418
Additions	18,943	39,116	83,062	3,141	144,262
Disposals	-	(2,762)	(13,043)	(6,406)	(22,211)

Balance at December 31, 2009	318,757	408,988	1,079,471	8,253	1,815,469

Impairment of property, plant and equipment (see b below)	8,391	15,615	16,517	-	40,523

Net book value at December 31, 2009	1,046,179	243,781	459,927	7,831	1,757,718

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 6 – PROPERTY PLANTS AND EQUIPMENT (continued):

	Land and buildings	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2008	1,287,117	542,236	1,449,253	21,480	3,300,086
Additions	37,788	81,301	117,935	3,220	240,244
Disposals	-	(18,906)	(96,889)	(2,294)	(118,089)
Transfer from investment property	14,880	-	-	-	14,880
Transfer to investment property	(15,398)	-	-	-	(15,398)

Balance at December 31, 2008	1,324,387	604,631	1,470,299	22,406	3,421,723

Accumulated depreciation:

Balance at January 1, 2008	278,892	351,604	1,016,118	10,731	1,657,345
Additions	20,922	39,890	89,107	2,426	152,345
Disposals	-	(18,860)	(95,773)	(1,639)	(116,272)

Balance at December 31, 2008	299,814	372,634	1,009,452	11,518	1,693,418

Impairment of property, plant and equipment (see b below)	9,918	5,690	11,475	-	27,083

Net book value at December 31, 2008	1,014,655	226,307	449,372	10,888	1,701,222

b.
During 2009 the Company recorded impairment provisions resulting in net amount of NIS 18.5 million, including a provision of NIS 17.5  million and a reversal of provisions in the amount of NIS 1.4 million in the supermarkets segment, and an impairment in  amount of NIS 2.4 million in the non-food retail and wholesale segment.

During 2008 the Company recorded impairment provisions resulting in net amount of NIS 3.4 million in the supermarkets segment. This was the result of recording provisions of NIS 9.3 million in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 5.9 million.

During 2007 the Company recorded a reversal of impairment provisions resulting in the net amount of NIS 13.5 million in the supermarkets segment. This was the result of recording provisions of NIS 18.7 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 32.2 million.

Impairment provisions or the reversal of such provisions are included in the income statement within Other gains or losses.

In calculating the impairment for the reported years, based on discounted expected future cash flows, the Company used a discount rate before tax for each cash-generating unit (CGU) as detailed in Note 8c.

The balance of the impairment provisions as of December 31, 2009 and 2008, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the period.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 6 – PROPERTY PLANTS AND EQUIPMENT (continued):

c.	Additional details:

Certain real estate assets which have been transferred to the Company from the previous parent cooperative are in the process of being registered in the name of the Company.

d.	As to liens placed on assets, see note 33.

NOTE 7 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2009, 2008 and 2007 respectively, are as follows:

	2007	2008	2009
	NIS in thousands
At January 1	*283,026	*300,778	419,232

Transfer to property, plant and equipment (b)	-	(14,880)	(16,601)
Transfer from property, plant and equipment (c)	-	15,398	-
Additions (d)	21,339	104,657	9,435
Disposals	(14,978)	(6,567)	(5,700)
Net gain from adjustments of investment property to fair value	11,391	19,846	18,570
At December 31	300,778	419,232	424,936

  *   Reclassified – see note 2ab

a)	All the Company's investments are located in Israel.

b)	The property was rented to subsidiaries and therefore it was transferred from investment prorperties to property, plant and equipment.

c)	In 2008, the construction of the investment property was completed and therefore it was transferred from property, plant and equipment to investment properties.

d)
The additions in 2009, totaling NIS 9.4 million, include NIS 1.7 million of rental offices and NIS 7.7 million of land in areas used for commercial and industrial development. The  additions in 2008, totaling NIS 104.7 million, include NIS 39 million of rental offices and NIS 66 million of land in areas used for commercial and industrial development. The additions include the completion of investment property transactions, the balance of which, as of December 31, 2007 (NIS 35 million), was included in other long term receivables.

e)
The fair value of the investment property items was determined by "O. Haushner Civil Eng. & Real Estate Appraisal Ltd." and "Barak Friedman Cohen & Co. Economic & Real Estate Appraisal", independent qualified appraisers who are members of the Real Estate Appraisers Association in Israel – based on the current prices in an active market for similar property, locations and conditions, and based on the discount of the cash flows that are expected to arise from the assets. The range of discount rates used by the appraiser are 8%-12% per annum (mainly 8-8.5%).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 7 – INVESTMENT PROPERTY  (continued):

f)	Rental revenue that has been recognized in the income statement within sales:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Rental income	15,772	20,152	21,790

g)    Break down of Investment property at December 31, 2009, by lease rights and ownership of land:

December 31,
2009
NIS in thousands
Ownership	103,850
Finance lease from the Israeli Land Administration for a period of 999 years	73,530
177,380
Finance lease from Israeli Land administration for a period ending between the years 2010-2056, see detailed below:
Lease for a period under 10 years	1,270
Lease for a period between 10-25 years	154,405
Lease for a period above 25 years*	91,881
247,556
424,936
*
including land lease valued at NIS 3.8 million, for which the Company made additional payments to the Land Administration for the renewal of the lease. The company is in the process of signing new lease agreement. In Company's opinion, this will have no effect on the fair value of this asset.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 8 – INTANGIBLE ASSETS:

a.	Composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2008 and 2009, are as follows:

			Brand
			name and		Evacuation
			trade	Customer	Fees and
	Goodwill	Software	marks	base	Other	Total
	NIS in thousands
At January 1,2008
Cost	190,415	70,838	20,615	45,623	8,265	335,756
Accumulated amortization and impairment	-	(51,700)	(1,751)	(625)	(1,260)	(55,336)
Net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420

Year ended December 31, 2008:
Opening net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420
Acquisitions of minority interest	111,890	-	-	-	-	111,890

Additions	-	19,299	122	-	11,311	30,372

Decrease in ownership interest in subsidiary due to dilution	(2,467)	-	-	-	(447)	(2,914)

Amortization charge	-	(8,493)	(1,925)	(3,207)	(2,081)	(15,706)

Closing net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422
At December 31, 2008:
Cost	299,838	90,137	20,737	45,623	19,129	475,464
Accumulated amortization and impairment	-	(60,193)	(3,676)	(3,832)	(3,341)	(71,042)
Net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422
Year ended December 31, 2009
Opening net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422

Additions	227	20,009	115	-	387	20,738
Acquisition of subsidiary consolidated for the first time	1,200	-	-	-	5,189	6,389
Disposals	-	-	-	-	(274)	(274)
Amortization charge	-	(12,329)	(2,064)	(3,099)	(3,243)	(20,735)
Impairment	-	-	-	-	(1,346)	(1,346)

Closing net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

At 31 December 2009
Cost	301,265	110,146	20,852	45,623	24,371	502,257
Accumulated amortization and impairment	-	(72,522)	(5,740)	(6,931)	(7,870)	(93,063)
Net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 8 - INTANGIBLE ASSETS (continued):

b.
Amortization is included in the income statement within Selling, general and administrative expenses. Impairment loss and gain or loss resulting from changes in shareholding is presented in Other gain or loss.

c.	Impairment tests for goodwill

Goodwill is allocated to three identified groups of cash-generating units (CGUs).

The components of goodwill are as follows:

	December 31
	2008	2009
	NIS in thousands
Supermarkets	162,780	163,980
Non - Food retail and wholesale:
Houseware	110,952	111,179
Leisure	26,106	26,106
	299,838	301,265

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

The key assumptions used for value in-use calculations are as follows:

		Non - Food retail and wholesale
	Supermarkets	Houseware	Leisure
	%
Gross margin (1)	26.5	48.9	20
Growth rate (2)	2	2	2
Discount rate (3)	10.2	15.18	14.93

(1)	Expected gross margin.
(2)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period.
(3)	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

Management determined budgeted gross margin based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant operating business unit.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 9 - PREPAID EXPENSES IN RESPECT OF OPERATING LEASES:

Comprised of capitalized lease payments  in respect of operating long term land leases from the Israeli Land Administration and Municipality of Tel Aviv, as follows:

December 31
2009
Nis in thousands
Capitalized lease for a period of 999 years	3,996
Capitalized lease for a period ending between the years 2010-2056, see detailed below:
Lease for a period under 10 years	4,617
Lease for a period between 10-25 years	17,840
Lease for a period above 25 years	166,775
189,232
193,228

NOTE 10 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES:

a. Investment in joint ventures

The following amounts represent the group 50% share of the assets and liabilities, and the results of these companies (the identity of these companies are listed in the appendix at the end of the financial statements).

	December 31
	2008	2009
	NIS in thousands
Assets:
Current assets	3,226	2,222
Non current assets	51,221	55,720
	54,447	57,942
Liabilities:
Current liabilities	2,327	1,704
Non current liabilities	9,663	8,659
	11,990	10,363
Net Assets:	42,457	47,579

	Year ended December 31
	2008	2009
	NIS in thousands

Sales	3,916	2,972
Net gain from adjustment of investment property to fair value	-	4,717
Expenses	1,128	494
Profit for the year	3,094	8,164

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 10 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

b.	Investment in associates

1.  Composition
	December 31
	2008	2009
	NIS in thousands
Shares:

Cost of shares	402	402
Share in undistributed profits accumulated since acquisition	2,419	2,382
	2,821	2,784
Perpetual capital notes (a)	1,378	1,378
Long-term loans (b)	716	716
	4,915	4,878

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.
The interest and difference of linkage to the CPI are paid on annual basis.
(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.
The interest and difference of linkage to the CPI are paid on annual basis.

2.	The Company share of the results of its principal associates, all of which are unlisted, and its interest held, are as follows:

Name	% interest held

2009 and 2008
Radio "Non-stop" Ltd	33%
"Tush Hafakot" Ltd	25%

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 11 – INVESTMENT IN  SECURITIES:

Comprised as follows:

	December 31
	2007	2008	2009
	NIS in thousands

Available for sale financial assets	166,599	157,136	183,179
Financial assets at fair value through profit or loss	* 47,795	* 29,713	29,733
	214,394	186,849	212,912
*Reclassified, see note 2ab.

a.	Available for sale financial assets

	2008	2009
	NIS in thousands

At January 1	166,599	157,136
purchase	169,747	113,966
proceeds	(185,104)	(101,867)
Net gain	5,894	13,944
At December 31	157,136	183,179

In 2008 and 2009 the Company removed profits in the amount of NIS 3,810  thousands and NIS 4,547 thousands respectively from equity into the income statement. In addition, in 2008 the Company classified NIS 2,503 thousands to equity due to impairments.

Available-for-sale financial assets includes the following:

	December 31
	2008	2009
	NIS in thousands
Government Bonds	74,034	110,884
Corporate Bonds	83,102	72,295
	157,136	183,179

Available-for-sale financial assets are denominated in the following currencies:

	December 31
	2008	2009
	NIS in thousands
NIS - Unlinked	61,484	91,070
NIS linked to the Israeli CPI	90,090	92,109
Other - foreign currencies	5,562	-
	157,136	183,179

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 11 – INVESTMENT IN SECURITIES (continued):

b.	Financial assets at fair value through profit or loss

	December 31
	2007	2008	2009
	NIS in thousands

Government bonds	2,638	-	-
Corporate bonds	30,157	14,713	4,733
Investment in equity securities	* 15,000	* 15,000	25,000

Total	47,795	29,713	29,733

*Reclassified, see note 2ab

The fair value of all debt securities is based on closing prices in an active market

NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2008		2009
Derivative financial	Statement of financial position	NIS in thousands
instruments	Item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the Israeli CPI (a)	Derivatives financial instruments	-	11,593	9,690	-
Embedded derivatives :
Rent agreements	Derivatives financial instruments	548	8,539	425	7,591
Conversion component embedded in the convertible debentures (see note 19)	Convertible debentures	-	7,975	-	11,898
Diners option (b)	Derivatives financial instruments	4,700	-	12,266	-
Warrants	Derivatives financial instruments	-	942	-	-

Total		5,248	29,049	22,381	19,489

(a)	The notional principal amounts of the outstanding forward over the Israeli CPI contracts at December 31, 2009 and 2008 were NIS 351 million ..

(b)
The agreement for the joint purchase of 49% of the share capital of Diners (36.75% by the Company), as described in note 32a, is treated as an option, under IAS 39. The Company has concluded that this transaction should be accounted for as a derivative financial instrument, because at this stage this is merely an option to purchase 36.75% of Diners' shares, where the option exercise price is the amount of loan repayment. This conclusion is supported, inter alia by the fact that the consideration paid was financed through a non-recourse loan provided by the seller, the pledge and restrictions on the shares until the loan is repaid and the Company's option to repay the loan and terminate the agreement by the end of the fourth year after the first credit card is issued, by returning the shares.

As a result, the said option is presented at its fair value using a binomial model. Changes in the fair value of the options are recognized in income or loss in each period.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 13 – TRADE RECEIVABLES AND OTHER RECEIVABLES:

a.       Trade receivables

	December 31
	2008	2009
	NIS in thousands
Trade receivables	767,548	848,432
Less: provision for impairment of trade receivables	(37,578)	(38,649)
	729,970	809,783

As of December 31, 2009, trade receivables of  NIS 9,663 (2008: NIS 11,165) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	December 31
	2008	2009
	NIS in thousands
Up to 3 months	3,199	7,043
3 to 6 months	7,966	2,620

	11,165	9,663

As of December 31, 2009, trade receivables of NIS 50,602 (2008: NIS 46,799) were impaired and provided for. The amount of the provision was NIS 38,649 as of December 31, 2009 (2008: NIS 37,578). The individually impaired receivables mainly relate to individual customers, which have unexpectedly encountered difficult situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 6 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	2008	2009
	NIS in thousands
At January 1	34,535	37,578

Provisions for receivables impairment	4,667	2,525
Receivables written off during the year as uncollectible	(1,354)	(1,199)
Unused amounts reversed	(270)	(255)

At December 31	37,578	38,649

The creation and release of provisions for impaired receivables have been included in the income statement within "Selling, general and administrative expenses."  Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Company does not hold any collateral as security.

The fair value of trade receivables is usually identical or close to their carrying value.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 13 – TRADE RECEIVABLES AND OTHER RECEIVABLES (continued):

b.       Other receivables
	December 31
	2008	2009
	NIS in thousands
Prepayments	17,698	10,781
Related parties	8,104	7,930
Government authorities	7,772	-
Receivables in respect of gift certificates	20,388	21,875
Other	33,662	28,918
	87,624	69,504

The fair value of other receivables is usually identical or close to their carrying value.

NOTE 14 – CASH AND CASH EQUIVALENTS:

	Weighted average	December 31
	Interest rates at	2008	2009
	December 31, 2009	NIS in thousands
Cash at bank and on hand		14,149	18,357
Bank deposits	1.13%	81,176	593,870

		95,325	612,227

Cash, cash equivalents and bank overdrafts include the following for the purposes of the cash flow statement:
	December 31
	2008	2009
	NIS in thousands
Cash and cash equivalents	95,325	612,227
Bank overdrafts (see note 19(1))	(12,187)	(493)

	83,138	611,734

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15  – SHARE CAPITAL AND PREMIUM:

			Additional
		Ordinary	paid-in
	Number of	shares	capital	Total
	shares	NIS in thousands
At January 1, 2007	39,692,983	53,414	766,409	819,823
Change during 2007 -
Issuance of shares upon conversion of convertible debentures	3,679,836	3,680	251,996	255,676
At December 31, 2007	43,372,819	57,094	1,018,405	1,075,499
Change during 2008 -	-,-	-,-	-,-	-,-
At December 31, 2008	43,372,819	57,094	1,018,405	1,075,499
Change during 2009 -
Issuance of shares upon conversion of convertible debentures	344,239	344	11,854	12,198
At December 31, 2009	43,717,058	57,438	1,030,259	1,087,697

The total authorized number of ordinary shares as of December 31, 2009 and 2008 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2009 1.2% of the outstanding Ordinary Shares of the Company. As of December 31, 2009 the shares are quoted at $ 9.81 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2009 the shares are quoted at NIS 38.06 per ordinary share.

During 2007, Company convertible debentures with a par value of NIS 107,636 thousands were converted into 3,679,836 ordinary shares.
On June 17 2009, Company convertible debentures with a par value of NIS 6,917 thousands were converted into 344,239 ordinary shares.

Share options plan

On January 21, 2008,  the Company's Board of Directors had resolved to adopt a share options plan (hereinafter - "the plan") for executives and employees of the Company. The total number of shares reserved for issuance under the plan will be 5 million shares, (including options issuable to the Company's President and Chief Executive Officer, Mr. Zeev Vurembrand). All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of the Company. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of the Company.

Under the plan, employees and/or executives who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

The employees and executives are entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options granted to employees and executives can be exercised in the period of 30 days and 6 months from the end of the vesting period, respectively. Any options not exercised by this date will expire.

Following are details on options granted under the plan during the reported periods:

Grant date	Options granted	Exercise price (NIS)*	Market value (NIS)	Average fair value (NIS)**
March 2008	2,452,500	36.15	36.15	6.12
March 2008 (executives)	2,200,000	39.06	36.15	5.57
May 2008 (executives)	140,000	39.06	46.0	13.2
August 2008	135,000	36.15	36.23	6.7
August 2008 (executives)	100,000	39.06	36.23	6.1
March 2009	63,000	36.15	23.74	3.1
July 2009	92,000	36.15	32.53	7.7
August 2009 (executives)	80,000	39.06	33.85	8.0

*	The exercise price of options granted was adjusted as a result of dividend distribution in October 2008 to NIS 34.42 to employees and NIS 37.33 to managers.

**	The fair value of the options was computed according to the Black&Scholes option-pricing model - . based on the following assumptions:

Grant date	Expected dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected term until exercise (years)
March 2008	6.4	28	4.5	2-3
March 2008	6.4	28	4.5	2.5-3.5
May 2008	6.4	29	5.1	2.5-3.5
August 2008	7.5	30	5.1	2-3
August 2008	7.5	30	5.1	2.5-3.5
March 2009	6.5	43	2.3	2-3
July 2009	6.5	45	2.5	2-3
August 2009	6.5	43	3.0	2.5-3.5

Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

The plan is governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the plan - with the exception of the work-income benefit component, if any, determined on the grant date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

Compensation expense included in the consolidated income statements in respect of the Company's options plan, amounts to NIS Nil million, NIS 8.0 million and NIS 11.7 million for the year 2007, 2008 and 2009, respectively.

Average exercise prices are as follows:

	Average exercise price per share * (NIS)	Number of options (thousands)
At January 1, 2008	-	-

Granted	35.83	5,028
Forfeited	34.42	(159)
At December 31, 2008	35.88	4,869
Granted	35.41	235
Forfeited	36.32	(614)
At December 31, 2009	35.79	4,490

Options that can be exercised at December 31, 2009	-	-

*	After adjusting the option exercise price at the rate of 50% of cash dividends distributed.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Number of options (thousands)	Range of exercise prices (NIS)	Average of expiry date (years)

December 31, 2008	4,869	34.42-37.33	1.6
December 31, 2009	4,490	34.42-37.33	1.0

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

Share options plans in subsidiaries

a.
In August 2008, BSRE's Board of Directors had resolved to adopt a share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan will be  250,000 shares. All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of BSRE. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of BSRE. The exercise price of the option will set at date of grant, otherwise according to the average quoted price of BSRE's ordinary share during the 30 trading days before the date of the grant.

Under the plan, executives who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

Under the plan, the options to executives can be exercised in the period of 6 months from the end of the vesting  period. Any option not exercised by this date will expire.

In August 2008, BSRE granted 125,000 options to BSRE's Chief Executive Officer, who will be entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant.
The exercise price is NIS 51.76 (unlinked) per share. The quoted price of BSRE's ordinary share before the date of approval of the grant of options by the Board of Directors, was NIS 46.91.

The benefit component based on Black & Scholes option pricing model is NIS 7.11 in respect of the first batch and NIS 9.83 in respect of the second batch, so that the total fair value amounts to NIS 1 million.

The fair value is based on the following assumptions: expected volatility of approximately 26%; risk-free interest rate of approximately 5%; and anticipated term until the end of the exercise period. The exercise price would be adjusted at the rate of 50% of cash dividends distributed during the term of the options.

The plan is governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the plan - with the exception of the work-income benefit component, if any, determined on the grant date.

Compensation included in the consolidated income statements in  respect of BSRE option plan amounts to NIS 0.2 million and NIS 0.4 million for the year of 2008 and 2009, respectively.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

b.
In November 2005, Na'aman granted 300,000 options to employees, under a cashless exercise option plan approved in August 2005. The beneficial employees were entitled to exercise the options at the end of the following vesting periods: 33% at the end of November 2006, 33% at the end of November 2007 and the remaining  34% at the end of November 2008. The options granted to employees were  exercisable by the end of May 2009.

On May 2009 all the options above were forfeited.

NOTE 16 – OTHER RESERVES:

	2007	2008	2009
	Available-for-sale investments
	NIS in thousands
At January 1	-	1,415	(261)
Revaluation – gross	3,090	(1,105)	12,016
Revaluation – tax	896	342	(2,096)
Impairment transfer to income statement - gross	-	2,112	-
Impairment transfer to income statement - tax	-	(559)	-
Gain from sales transfer to income statement – gross	1,097	(3,338)	(4,639)
Gain from sales transfer to income statement – tax	318	872	656
At December 31	1,415	(261)	5,676

NOTE 17 – ACCUMULATED DEFICIT:

	2007	2008	2009
	NIS in thousands
At January 1	29,539	(107,262)	(154,719)
Profit for the year	143,628	104,586	77,163
Dividends paid	(280,000)	(150,000)	-
Employee share-based payment	-	7,969	11,734
Actuarial gain (loss) on post employment benefit obligations, net of tax	(429)	(10,012)	858
At December 31	(107,262)	(154,719)	(64,964)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 18 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2008	2009
	NIS in thousands
Payroll and related expenses and other employee benefits	136,886	134,131
Government authorities	6,309	17,750
Liability in respect of gift certificates	167,919	159,290
Put option granted to a minority interest (see note 5a1)	-	23,317
Accrued expenses	62,914	93,775
Other	52,189	66,666
Total	426,217	494,929

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES:

1) Loans from banks and others

a.	Composition:

	December 31
	2008	2009
	NIS in thousands
Current liabilities:
Bank overdrafts (note 14)	12,187	493
Bank loans	65,801	101,774
Commercial papers *		40,819
Current maturities of non-current loans	132,913	131,512

	210,901	274,598

Non-current liabilities:
Bank loans	341,586	596,721
	552,487	871,319

*
On June 30, 2009 the Company issued commercial papers to institutional investors in an amount of NIS 40 million for a period of four years. The commercial papers bear a variable annual interest and are payable every six months at demand of the holders.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.	Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted interest rate (a)		2008	2009
	%		NIS in thousands

NIS - Linked to the Israeli CPI	(b)	5.2	113,880	317,409
NIS - Unlinked and bears a fixed annual interest rate	(c)	6.9	305,456	263,094
NIS - Unlinked and bears a variable annual interest rate	(d)	3.2	133,151	290,816
			552,487	871,319

(a)	Weighted average interest rate, as of December 31,2009.

(b)
As of December 31, 2009 includes approximately NIS 255 million at weighted average interest rate of 4.8% , the balance of approximately NIS 61 million is at weighted average interest rate of 6.9% and the balance of approximately NIS 2.3 million us at weighted average interest rate of 4.1%.

(c)
As of December 31, 2009 includes: NIS 167 million at interest rate of 5.9% , the balance of approximately NIS 20 million is at weighted average interest rate of 3.8% and the balance of approximately NIS 76 million is at weighted average interest rate of 9.8%.

(d)
As of December 31, 2009 includes: approximately NIS 130 million at weighted average interest rate of 3.3% ; approximately NIS 93 million at weighted average interest rate of  3.7%.  The balance of approximately NIS 27 million is at weighted average interest rate of 1.9%. The balance of approximately NIS 40 million is of weighted average interest rate of 2.2%.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c.     The long-term loans are repayable in the years subsequent to the statement of financial position date as follows :

	December 31
	2008	2009
	NIS in thousands
Second year	97,832	114,607
Third year	79,791	95,520
Fourth year	61,295	75,943
Fifth year and afterwards	102,668	310,651
	341,586	596,721

d.     The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2008	2009	2008	2009
	NIS in thousands
	Carrying amount		Fair value

Bank loans	474,499	728,233	477,750	737,316

The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 4.3% (linked) to the Israeli CPI and 4.9% (unlinked).

The carrying amounts of short-term loans approximate their fair value.

e.     Financial covenants

Bee Group and its subsidiaries have loans in total amount of approximately NIS 190 million, whereby the companies have undertaken to meet certain financial covenants. These financial covenants include limitation on distribution of dividends. As of December 31, 2009, Bee Group and its investee companies meet the above mentioned covenants.

BSRE  received a loan in a total amount of NIS 250 million, whereby the company have undertaken to meet certain financial covenants. As of December 31, 2009, BSRE meet the above mentioned covenants.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

2) Debentures and convertible debentures

a. Composition

	December 31, 2009					Total
	Issued by					December 31
	The company		Subsidiaries			2009		2008
	Debentures	Convertible debentures	Debentures	Convertible debentures		Debentures	Convertible debentures	Debentures	Convertible debentures
	NIS in thousands

Face value of debentures and conversion component (1)	227,719	15,093	1,150,086	107,119		1,377,805	122,212	1,037,546	142,318
Conversion component at fair value (2)	-	11,174	-	724		-	11,898	-	7,975
In addition of premium (less discount), net of accumulated amortization	(16,375)	-	(33,444)	7,956		(49,819)	7,956	(51,702)	6,231
	211,344	26,267	1,116,642	115,799		1,327,986	142,066	985,844	156,524

Less - current maturities of face value of debentures and convertible debentures (1)	76,653	-	-	45		76,653	45	-	18,354
Less - current maturities of conversion component		-	-			-	-	-	7,645
	134,691	26,267	1,116,642	115,754		1,251,333	142,021	985,844	130,525

NIS 1 par value (in thousands)	200,000	13,269	1,075,000	100,000	*

*  Regards only to BSRE.

(1)  See also b bellow.
(2)  The fair value is calculated based on the binominal model, as follows:

	December 31, 2008		December 31, 2009
		Subsidiary		Subsidiary
	The Company	BSRE	The Company	BSRE
Discount rate	5.81%	6.75%	1.53%	3.8%

Share price (NIS)	21.36	49.00	38.06	69.00

Standard deviation of the share price	39.24%-62.57%	32.57%	50.19%	35.10%

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.
The debentures and the convertible debentures (linked to the Israeli CPI) are  repayable in the years subsequent to the statement of financial position date as follows (not including premium or discount):

	December 31
	2008	2009
	NIS in thousands
First year - current maturities	18,354	76,698
Second year	73,117	37,683
Third year	18,339	73,240
Fourth year	48,754	312,931
Fifth year and afterwards	1,021,300	999,465

Total	1,179,864	1,500,017

c.	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2008	2009	2008	2009
	NIS in thousands
	Carrying amount		Fair value
Debentures	985,844	1,327,986	958,993	1,429,528
Convertible debentures	156,524	142,066	124,587	148,866

Total	1,142,368	1,470,052	1,083,580	1,578,394

The fair values of debentures and convertible debentures are based on market quotes.

d.	Debentures and convertible debentures of the Company

In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

These debentures are linked (principal and interest) to the Israeli CPI, but in the event that the Israeli CPI is lower than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semi-annually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Accordingly, one third of the par value of these debentures outstanding as of December 31, 2009, was classified as current liabilities.

(2)	200 million registered convertible debentures (Series B) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event that the Israeli CPI is lower than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semi-annually on February 5 and on August 5.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31 2009, the conversion ratio is that each NIS 20.095 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until statement of financial position date (see also note 30).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

On August 5, 2009 Company convertible debentures (Series B) with a par value of NIS 13,268,820 were repaid to the holders of the debentures.
As to the conversion of debentures into Company shares in the course of 2009, see note 15.

(3)	Other terms:

(1)
The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Standard & Poor's Maalot ("S&PMaalot") reduces the Company’s rating to BBB or lower, then within three months from one of the above mentioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series. See also note 36a.

(2)	In 2009 S&P Maalot revised the rating of the debentures to ilA+ negative from positive.

(3)	On April 26, 2010 S&P Maalot inserted the ilA+ Company's debentures to Credit Watch with negative implications, due to the BSRE's wholesale market transaction, see also note 36f.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

e.	Debentures and convertible debentures of BSRE

(1)	Pursuant to prospectus dated August 16, 2006, BSRE issued NIS 875 million par value debentures:

(a)	100 million registered convertible debentures (Series A) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.  The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value  at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive).  Until August 31, 2008, the conversion could have been effected at the rate of NIS 100 par value of registered Series A debentures (NIS 96.83 par value after an adjustment on March 25, 2008, due to distribution of cash dividends) for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 300 par value of registered Series A debentures (NIS 281.83 par value, after an adjustment on April 7, 2009, due to distribution of cash dividends) for each ordinary share of NIS 1 par value. The conversion rate is subject to adjustments in the event of distribution of cash dividends.

(b)	650 million registered debentures (Series B) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016.  The Series B debentures are linked to the CPI and bear interest at an annual rate of 4.7%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.

(c)	Expansion of Series B

On September 26, 2008, the BSRE Series B was expanded by way of private allocation of NIS 125,000 par value of debentures to institutional investors.  The debentures (Series B) have been allocated in consideration for 97.5% of their par value – a total of NIS 121,875 – and their terms are identical to the terms of the Series B debentures as specified in section b. above.
The annual effective interest rate on the debentures, taking into account the issuance expenses as above, is 6.43%.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2)	300 million registered debentures (Series C) of NIS 1 par value each.

On October 18, 2009, BSRE issued to the public Series C debentures in the total amount of     NIS 300,000; the debentures were issued through a tender under a  shelf prospectus of the company dated  May 20, 2009.

 Total proceeds received in respect of the issuance of Series C debentures is NIS 294,280 (net of issuance expenses of NIS 5,720).  The annual effective interest rate payable on Series C debentures, taking into account the issuance expenses as above is 4.55%.

The principal of debentures (Series C) would be repaid in eight non-equal annual installments on October 31 of each of the years 2011 to 2018 (inclusive), where six installments each constituting of 7.5% of the amount of the principal of the debentures would be paid on October 31 of each of the years 2011 to 2016 and two installments each constituting 27.5% of the amount of the principal of the debentures would be paid in October of each of the years 2017 and 2018.

(3)
The debentures and convertible debentures of BSRE are rated by Maalot S&P as of Decmber 31, 2009 at ilA+ Negative. In order to maintain the present rating BSRE needs to keep certain financial ratios, which were met as of December 31, 2008 and 2009.

NOTE 20 – OTHER LIABILITIES:

	December 31
	2008	2009
	NIS in thousands
Long term liabilities, net of current portion	3,480	1,740
Put option granted to a minority interest (see note 5a1)	21,638	-
Other	14,807	17,428

	39,925	19,168

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 21 – DEFERRED INCOME TAX:

a.	Deferred tax assets and liabilities, as presented in the statement of financial position (after offsetting) are expected to be recovered or settled, as follows:

	December 31
	2007	2008	2009
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	16,070	25,225	26,708
Deferred tax asset to be recovered within 12 months	17,472	19,283	19,283
	33,542	44,508	45,991
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(53,322)	(55,843)	(40,800)
Deferred tax liability to be recovered within 12 months	(4,293)	(4,484)	(15,405)
	(57,615)	(60,327)	(56,205)

Deferred tax liabilities, net	(24,073)	(15,819)	(10,214)
The deferred taxes are computed at the tax rates of 18%-25% (2008; 25%-26%).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 21 – DEFERRED INCOME TAX (continued):

b.	The gross movement on the deferred income tax account is as follows:
	2008	2009
	NIS in thousands

Balance at January 1	(24,073)	(15,819)

Income statement charge	4,000	9,587
Additions in respect of companies consolidated for the first time	-	453
Tax charged directly to OCI	4,254	(4,435)

Balance at December 31	(15,819)	(10,214)

c.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Depreciable property, plant and equipment and investment property	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2007	(46,097)	(2,834)	(48,931)

Credited to the income statement	4,502	1,221	5,723
Additions in respect of companies consolidated for the first time	148	(16,225)	(16,077)
Charged directly to OCI (see note 28)	-	(1,006)	(1,006)

Balance at December 31, 2007	(41,447)	(18,844)	(60,291)

Charged (credited) to the income statement	(9,486)	3,267	(6,219)
Credited directly to OCI (see note 28)	-	873	873

Balance at December 31, 2008	(50,933)	(14,704)	(65,637)

Credited to the income statement	12,767	1,174	13,941
Additions in respect of companies consolidated for the first time	-	(1,901)	(1,901)
Charged directly to OCI (see note 28)	-	(2,622)	(2,622)

Balance at December 31, 2009	(38,166)	(18,053)	(56,219)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 21 – DEFERRED INCOME TAX (continued):

Deferred tax assets	Provisions for employee rights	Carryforwards tax losses	Derivative instruments	Operating lease	Total
	NIS in thousands
Balance at January 1, 2007	23,760	4,329	4,778	6,379	39,246

Charged (credited) to the income statement	(764)	54	(5,289)	1,498	(4,501)
Charged directly to OCI	99	-	-	-	99
Additions in respect of companies consolidated for the first time	1,374	-	-	-	1,374

Balance at December 31, 2007	24,469	4,383	(511)	7,877	36,218

Credited to the income statement	3,009	2,442	4,150	618	10,219
Credited directly to OCI (see note 28)	3,381	-	-	-	3,381

Balance at December 31, 2008	30,859	6,825	3,639	8,495	49,818

Charged (credited) to the income statement	(4,076)	8,464	(6,783)	(1,959)	(4,354)
Additions in respect of companies consolidated for the first time	-	2,354	-	-	2,354
Charged directly to OCI (see note 28)	(1,813)	-	-	-	(1,813)

Balance at December 31, 2009	24,970	17,643	(3,144)	6,536	46,005

d.	Losses for tax purposes, carried forward to future years

As of December 31, 2009 and 2008 the subsidiaries have operating tax loss carryforwards of approximately 123 million and NIS 56.5 million, respectively. The balance of carryforward losses, in respect of which deferred tax assets were not included, amount to NIS 41 million and NIS 35.6 million as of December 31, 2009 and 2008, respectively. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 32.5 million and NIS 28.1 million as of December 31, 2009 and 2008, respectively. The tax benefit in respect of capital tax loss carryforwards amounting to NIS 27.8 million has not been recorded due to uncertainty of their realization.

Capital gains (except for capital gain on sale of marketable securities subject to regular tax rates) are liable to a reduced tax rate of 25% on capital gains generated after January 1, 2003. The tax rate would be gradually reduced to 18% in 2016 in accordance with The Economic Realization Law as above; regular corporate tax rate would apply to income generated through that date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition:
	December 31
	2008	2009
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	297,525	336,769
Provision in respect of unutilized sick leave	29,229	32,834
	326,754	369,603
Fair value of the plan assets	276,843	322,354

Total present value of the obligation, net	49,911	47,249

b.	Changes in the liability for defined benefit plans:

	2008	2009
	NIS in thousands
Liability in respect of defined benefit plans at January 1	308,494	326,754
Benefits paid	(21,512)	(38,252)
Current service costs	32,410	31,657
Actuarial losses (gains)	(9,953)	33,168
Interest costs	17,315	16,276
Liability in respect of defined benefit plans at December 31	326,754	369,603

c.	Changes in plans assets:

	2008	2009
	NIS in thousands
Fair value of plan assets at January 1	272,508	276,843
Employer contributions paid into the plan	29,090	28,750
Actuarial gains (losses)	(23,748)	35,287
Benefits paid	(18,532)	(31,299)
Expected return on plan assets	17,638	12,874
Other adjustments	(113)	(101)
Fair value of plan assets at December 31	276,843	322,354

The actual return (loss) on plan assets was NIS 48,060 (2008 – NIS (6,110)).
Expected contributions to post-employment benefit plans for the year ending  December 31,  2010 are approximately NIS 32,000 thousands.

The accumulated amount of actuarial gains (losses) that were recognized in the OCI as of December 31, 2009, 2008 and 2007 is NIS (646) thousands, NIS (10,992) thousands and NIS (9,976) thousands, respectively.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS (continued):

d.	Expense recognized in the income statement in respect of defined benefit plans:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Current services costs	28,693	32,410	31,657
Interest cost	14,537	17,315	16,276
Expected return on plan assets	(13,919)	(17,638)	(12,874)
Other adjustments	306	113	101
	29,617	32,200	35,160

e.	The expenses were included in the following statement of income items:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
General and administrative expenses	28,999	32,523	31,758
Financial (income) expenses	618	(323)	3,402
	29,617	32,200	35,160

The principal actuarial assumptions used were as follows:

	December 31
	2008	2009
Discount rate	5.1%-5.4%	5%-6%
Inflation rate	1.7%	2.6%
Expected return on plan assets	5.3%-6.15%	2.6%-6.1%
Future salary increases	3.4%-6%	4.4%-5.7%
Rates of employee turnover	4%-55%	4%-55%

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2007-3-6 of the Ministry of Finance.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 23 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Termination benefits	Legal claims	Total
	NIS in thousands
At January 1, 2008	-	35,073	35,073
Charged (credited) to the income statement:
Provisions made during the period	6,000	6,072	12,072
Provisions reversed during the period	-	(1,304)	(1,304)
Provisions used during the period	-	(2,444)	(2,444)
At December 31, 2008	6,000	37,397	43,397
Charged (credited) to the income statement:
Provisions made during the period	-	16,182	16,182
Provisions reversed during the period	-	(132)	(132)
Provisions used during the period	(6,000)	(2,149)	(8,149)
At December 31, 2009	-	51,298	51,298

a.	Termination benefits

The Company approved a redundancy plan regarding the reduction of headcount in the Company's headquarters. An agreement was reached with the union representatives before the financial year-end of 2008. The estimated costs to be incurred are NIS 6,000 at December 31, 2008 (see note 26). These costs were fully provided for in 2008. The provision was fully utilized during 2009.

b.	Legal claims

The provision charge is recognized in profit or loss within selling general and administrative expenses. In the Company's management opinion, after taking appropriate legal advice, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at December 31, 2009. For more details see note 31.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 24 – OTHER GAINS (LOSSES):

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Other gain:
Capital gain in respect of changes in holdings of subsidiaries as a result of a reorganization (note 5b)	-	12,001	3,210
Gain from sale of property, plant and equipment	1,775	-	1,451
Reversal of impairment provision	14,060	-	-
Other	-	232	38
	15,835	12,233	4,699
Other losses:
Capital loss in respect of the decrease in holdings of a subsidiary	1,520	2,220	-
Termination benefits	-	6,000	-
Loss from sale of property, plant and equipment and other assets	8,532	2,569	4,750
Impairment provisions of property, plant and equipment and intangible assets	2,376	3,420	19,981
Reorganization costs (see note 5b)	-	-	2,700
Other	327	507	5,372
	12,755	14,716	32,803
Other gains (losses), net	3,080	(2,483)	(28,104)

NOTE  25 – EXPENSES BY NATURE:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Change in inventories	(20,438)	(43,136)	(17,224)
Net purchases	5,019,277	5,273,649	5,175,890
Wages salaries and related expenses	*702,875	*775,079	780,332
Depreciation, amortization and impairment charges	141,100	153,935	165,248
Transportation and storage expenses	*95,775	*102,835	95,482
Advertising costs	75,811	87,191	82,070
Rent and maintenance expenses	154,238	183,313	226,517
Other expenses	524,148	631,003	599,796

Total cost of sales, selling general and administrative expenses	6,692,786	7,163,869	7,108,111

*Reclassified

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE  26 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Wages, salaries, including social security costs	674,182	734,494	734,181
Termination benefits	-	6,000	-
Share options granted to managers and employees	-	8,175	12,166
Post-employment benefits*	28,693	32,410	37,387

	702,875	781,079	783,734

Number of employees	7,421	7,475	6,834

* Including employee benefit expenses that were charged to finance expenses.

NOTE 27 – FINANCE INCOME AND EXPENSES:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	27,896	10,668	3,044
Interest income from bank and others	8,921	8,208	8,543
Net gain from marketable securities	4,399	7,923	14,165
Net gain from equity securities at fair value through profit and loss	-	-	10,000
Changes in fair value of derivatives:
Conversion component	9,262	32,744	-
Forward contracts on the Israeli CPI	-	-	21,283
Embedded derivatives	10,500	1,157	7,745
	60,978	60,700	64,780

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	24,910	36,197	45,836
Debentures and convertible debentures	69,910	102,670	112,277
Bank commissions and others	4,674	7,307	9,971
Changes in fair value of derivatives:
Conversion component	18,496	1,199	8,659
Forward contracts on the Israeli CPI	-	11,593	-
Embedded derivatives	307	7,313	711
	118,297	166,295	177,454

Net finance cost	57,319	105,595	112,674

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 28 – INCOME TAX EXPENSES:

a.	Corporate taxation in Israel

1.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - “the inflationary adjustments law”)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI.  The Company and its subsidiaries are taxed under this law.

In February 2008, the Knesset (the Israeli parliament) passed a law according to which the provisions of Inflationary adjustments law will no longer apply to the Company in 2008 and thereafter.

2.	Tax rates

The income of  the Company and its subsidiaries is taxed at the regular  rate. Under the provisions of amendment of the income tax ordinance, 2005, of august 2005, the corporate tax rates have been gradually reduced: as a result the corporate tax rates applicable as from tax year 2008 are as follows: 2008-27%, 2009-26%, 2010 and thereafter-25%.

On July 14, 2009 the Economic Rationalization Law (Legislation Amendments for the Implementation of the Economic Plan for the years 2009 and 2010),2009, was published. This low  determined, inter alia a further gradual reduction of the corporate tax up to 18% in year 2016 onward.

The rates as from 2011 are as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

The effect  of the change in the future tax rates was reflected in the results for  the year 2009 by decrease in deferred tax liability and recognition in income from taxes in the amount of NIS 14.2 million.

Capital gains are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003 (as to marketable securities – that were acquired after January 1, 2006), and at the regular corporate tax rates on income derived through the aforementioned date.

b.	Tax assessments

1.	The Company has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2003. Regarding tax assessments for the years 1999-2001, see also note 31(f).
Some of the principal subsidiaries have received final assessments for tax years through 2004. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 31(g),(h).

c.	Effect of adoption of IFRS in Israel on tax liability

As mentioned in note 2a, the Company prepares its financial statements in accordance with IFRS, commencing January 1, 2008.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 28 – INCOME TAX EXPENSES (continued):

As also indicated in the said note, IFRS vary from Accounting Principles Generally Accepted in Israel and accordingly, preparation of financial statements in accordance with IFRS may reflect a financial position, results of operations and cash flows that are materially different from the ones presented in financial statements presented in accordance with accounting principles generally accepted in Israel.

In accordance with the law for the amendment of the Income Tax Ordinance (No. 174 – Temporary Order as to Tax Years 2007, 2008 and 2009), 2010 that was passed in the Knesset on January 25, 2010 and published in the official gazette on February, 4, 2010 (hereafter – the amendment to the ordinance), Accounting Standard No. 29 issued by the Israel Accounting Standard Board would not apply upon determining the taxable income for tax purposes in respect of tax years 2007, 2008 and 2009; this would be the case even if the said accounting standard was applied for the said tax years in the financial statements.

The meaning of the amendment to the ordinance is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years.

Company's management computed its taxable income for 2007, 2008 and 2009 based on Israeli GAAP existing prior to adoption of IFRS in Israel, subject to certain adjustments; therefore, the amendment to the Ordinance does not have any effect on the computation of the current and deferred taxes on income in the financial statements.

c.	Taxes on income included in the income statements:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Current taxes:
Current tax on profits for the year	76,505	47,676	33,899
Adjustments in respect of prior years	(5,504)	130	(1,188)

Total current taxes	71,001	47,806	32,711

Deferred taxes (note 21)	(1,222)	(4,000)	(9,587)
Income tax expense	69,779	43,806	23,124

d.	The income tax charged/(credited) to OCI during the year is as follows:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Deferred tax:
Tax on actuarial loss (gain) on post employment benefits scheme	99	3,381	(1,813)
Tax on fair value adjustments of available-for-sale financial assets	(1,006)	873	(2,622)
	(907)	4,254	(4,435)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 28 – INCOME TAX EXPENSES (continued):

e.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Profit before tax	245,601	176,208	120,925
Theoretical tax expenses (29%, 27% and 26% respectivety)	71,224	47,576	31,441
Tax effects of:
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	(2,460)	(6,115)	(5,651)
Expenses not deductible for tax purposes, net	3,287	9,241	5,001
Utilization of previously unrecognized tax losses	-	(1,420)	(762)
Tax losses for which no deferred income tax asset was recognized	-	8,031	9,669
Tax benefit recorded for the first time on carry forward capital losses (gains)	337	-	(2,976)
Decrease in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	(1,205)	(2,083)	(1,177)
Non-taxable financial (income) expenses*	4,100	(8,746)	3,030
Capital gains for which no deferred tax was recognized	-	(2,808)	(74)
Change in future tax rate	-	-	(14,189)
Adjustment in respect of prior years	(5,504)	130	(1,188)

Tax charge	69,779	43,806	23,124

* mainly resulting from changes in value of conversion component in convertible debentures.

NOTE 29 – EARNING PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 15).

	2007	2008	2009

Profit attributable to equity holders of the Company (NIS in thousands)	143,628	104,586	77,163
Weighted average number of ordinary shares in issue	42,355,339	43,372,819	43,558,614

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 29 – EARNING PER SHARE: (continued):

b.	Diluted
Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect.  For the share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2007	2008	2009
	NIS in thousands
Profit attributable to equity holders of the Company	143,628	104,586	77,163
Gain from conversion feature and Interest expense on convertible debt (net of tax)	-,-	(31,527)	-,-
Profit used to determine diluted earnings per share	143,628	73,059	77,163
Weighted average number of ordinary shares in issue adjustments for:	42,355,339	43,372,819	43,558,614
Assumed conversion of convertible debt	-,-	1,664,873	-,-
Weighted average number of ordinary shares for diluted earnings per share	42,355,339	45,037,692	43,558,614

Options which were not included in the computation of diluted earnings per share due to anti dilutive effect	-,-	4,869,000	4,490,332
Convertible debentures which were not included in the computation of diluted earnings per share due to anti dilutive effect	33,455,162	-,-	13,268,880

In addition there are convertible instruments in Company's subsidiary BSRE that had no dilutive effect on Company's earnings per share.

NOTE 30 – DIVIDENDS PER SHARE:

On August 20, 2008 the Board of Directors declared a dividend  in the amount of NIS 150.0 million (NIS 3.46 per share). The dividend was paid on October 7, 2008.
As to the Board of Directors decision regarding dividend distribution due to financial covenants, see note 19.
As to dividend declared and paid in 2010, see note 36a.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES:

a.
From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers. During the investigation, an inquiry was conducted in the Company's offices and a former CEO and other senior officers were questioned.

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself.

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard of the use of suppliers’ manpower to stock merchandise on the shelves of the chain stores. Limits were imposed on financial benefits to the chains with regard to display areas and on special offers to chains for meeting certain sale targets. After the publication of the position paper, the Commissioner stated his position that these directives constitute a position paper, which is “intended to provide the guidance concerning the normative status of various practices in the food retail industry as perceived by the Antitrust Authority”. The Commissioner indicated that this document does not have normative status.

The Company has been applying most of these directives among others, by adopting an internal compliance program.

Presently the Company has no knowledge of how, if at all, its business would be affected should the Commissioner take any action against it, with respect to those issues under dispute, which to the Company's opinion are legal based on consultations with its legal counsel.

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers.  The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The consent decree addresses the following arrangements: Reduction in the number of suppliers, acquisition of shelf and off-shelf display space, category management, discounts and rebates in exchange for meeting sales targets, setting market share, exclusivity in sales, price dictation by supplier, and shelve arrangements.

As to shelve arrangements: whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, so long as such arrangements satisfy certain conditions. In February 2009, the above period was extended by 36 months, until February 2012.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

The consent decree clarifies that nothing in the provisions contained therein prevents the chain stores from allocating shelf space at its own independent discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.
The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company. At this stage, the Company cannot estimate the effect of the Commissioner's position and the consent decree on its financial results.

b.
The operation of the Company’s supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the Health and Environment ministries and the Police and Fire Departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than the Company, and have not yet been transferred or re-issued to the Company. As well as result of the reorganization conducted by the Company, such permits are to be transferred to the name of its wholly owned subsidiary, Mega Retail Ltd., which operates all of the Company's retail activity. Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required the Company to adopt various security measures. These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

As of the date of this Report, some of the Company's supermarket stores and a few of our Eden Nature stores have no valid business permits/license.  In 2009, the Company and some of its directors and managers were indicted in connection with business licenses and planning and building regarding some of the Company's supermarkets stores. As of the date of this Report, there are provisional closure orders pending against a few of the Company's supermarket stores. The Company is working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. Management estimates that neither the temporary lack of permits nor the provisional closure orders will have material adverse effect on the Company's operation.

c.
In June 2008, a claim was filed against a subsidiary, Blue Square Chain (Hyper Hyper) Ltd. (hereinafter - Hyper Hyper)  and other defendants, in connection with the marketing of ink cartridges. The plaintiffs have requested to certify the claim as a class action.  The claim alleges that the defendants coordinated the prices of certain Hewlett-Packard ("HP") ink cartridges sold by them in a manner that allegedly constitutes an agreement in restraint of trade. According to the claim, the defendants allegedly sell HP ink cartridges for a higher price than the price charged for such ink cartridges by smaller retailers.  The plaintiff's personal claim is estimated at NIS 496, and if the claim is certified as a class action, the approximate claim against all the defendants is estimated by the plaintiff at NIS 81 million. The claim requests a declaratory relief of an agreement in restraint of trade, monetary compensation and an injunction to stop the alleged price coordination.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

On October 29, 2009 the request for approval as a class action regarding the coordination of the selling prices of  ink heads produced by HP was withdrawn by the plaintiff with respect to the Company.

d.
In July 2005, the Income Tax Authority issued to the Company a notice of a deduction assessment for the years 2001- 2004. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, Income Tax Authority issued to the Company deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million. The Company filed appeals with the District Court contesting these assessment orders which as of the filing of this Annual Report are still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

e.
In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessment for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the foregoing deduction assessments as specified in clause e. The Israeli Tax Authority did not accept most of the Company's assertions, although it agreed to deduct the total amount to NIS 16.3 million. The Company filed an appeal with the District Court on February 2009, which as of the filing of this Annual Report is still pending. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

f.
In January 2009, the Company was served with a claim and a request for approval as a class action, in which it is being sued regarding the return of a credit note instead of cash, in accordance with the Deposit on Drink Containers Law 1999. The Claim alleges that Blue Square has to return cash returns to customers returning empty reusable bottles according to the law, while in fact instead of returning cash returns, it gives the customers  a credit note. The plaintiff's personal claim is estimated at NIS 51.75 and if the claim is approved as a class action, the approximate claim is estimated by the plaintiff at NIS 5.8 million.

On November 4, 2009 the request for approval as a class action and personal claim concerning refund in cash of the deposit on the beverages bottles was dismissed by the court upon the plaintiff's request.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

g.
On September 14, 2009 the Company  was served with a claim and a request for approval as a class action (the "Claim"), in which the Company is being sued regarding the sale of cosmetics and perfume products without marking the expiry date or the allowed use period after its opening, as is allegedly obligatory according to the 15 amendment of the Pharmacists directive [new edition] 1981 which is in effect since July 1, 2009.

The plaintiff's personal claim is estimated by him at approximately NIS 175 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 13 million. In addition, the plaintiff requests that the court will issue an injunction forbidding the company from selling such products without the marked expiry date or the maximum allowed period for use after opening. The Company is currently reviewing the Claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

h.
On December 8, 2009, the Company was served with a claim and a request for approval as a class action ("the claim") in which the company is being sued regarding alleged misrepresentations as to the contents of Fruit spreads sold by the company under its private label "mega".  The plaintiff's personal claim is estimated by him at approximately NIS 52 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 8.4 million. On April 28, 2010 the Claim has been dismissed, following an agreement reached between the Company and the Plaintiff.

i.
In February 2010, a claim was filed against the Company, regarding the grant of discounts to "YOU" card holders. The plaintiffs have requested to certify the claim as a class action.  The claim alleged that during a period of time unknown to the plaintiff, the Company held a special sale in which customers of Mega that are members of the YOU club loyalty plan will receive an additional discount of 10% on the sale price of certain products, and such discount was not granted fully as advertised.

The plaintiff's personal claim is estimated at NIS 3.10, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 2 million at least.

The Company is currently reviewing the Claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

j.
On March 2010, the Company's wholly owned subsidiary Mega Retail Ltd. and its "YOU" customer loyalty plan were served with a claim and a request for approval as a class action (the "Claim"), in which they are sued together with Dor Alon Energy in Israel Ltd. (which holds 25% of the customers club) regarding the grant of discounts to "YOU" card holders in certain stores of "Alonit" chain.

The Claim requests that the customer loyalty plan will return discount sums that according to the Claim should have been granted to YOU card holders who purchased in certain Alonit stores and did not receive a discount, or received a discount of 5% instead of allegedly claimed discount of 10%.

The plaintiff's personal claim is estimated by him at approx.  NIS 130 million, and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 49.4 million.  In addition, the plaintiff requests a declaratory relief according to which the customers club must grant a 10% discount in all Alonit chain stores.

The Company is currently reviewing the Claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

k.
The Company is involved in various other legal or other proceedings incidental to the ordinary course of its business.   Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances, and that none of these proceedings, individually or in the aggregate, will have a material adverse effect on its business, financial position or operating results.

l.
Certain shareholders of Dr Baby and its former general manager (see also note 5), are disputing the issuance of additional 5,000 shares of the Company, which resulted in the dilution of their holdings, and the dismissal of the former general manager of Dr Baby; they are requiring that any such issuance will be annulled, or alternatively, that the Company will pay them a compensation in the amount of NIS 15 million. The issue is in the process of hearing before an arbitrator. The Company, based on the opinion of its legal advisers, believes that the likelihood of these demands to be accepted by the arbitrator are lower than 50% and therefore did not include any provision in its accounts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 32 – COMMITMENTS:

a.
On December 26, 2006, all conditions precedent for the completion of the agreement between the Company and Dor Alon Energy (1988) Ltd., a related party, (hereinafter - Dor Alon), the first party, and Cal - Israel Credit Cards Ltd. (hereinafter - CAL) and Diners Club Israel Ltd (hereinafter - Diners Israel), a subsidiary of CAL, the second party, were satisfied.

According to the said agreement, the Company and Dor Alon jointly purchased from CAL 49% of the issued share capital of Diners in consideration for a total amount of approximately NIS 21.3 million (hereinafter - the Consideration). The holdings of the Company and Dor Alon in the issued share capital of Diners are as follows: The Company - 36.75% and Dor Alon - 12.25%. The consideration was financed through a non recourse loan provided by CAL to the Company and Dor Alon. The loan is for a period of 8 years, and it is linked to the CPI and bears interest in an annual rate of 6%. The loan will be repaid in a single payment at the end of the period. The loan and interest are secured only by the shares of Diners. Both parties can cancel the agreement if, at the end of a period of 4 years and/or 6 years, the number of credit cards will not exceed a pre-agreed quantity, as set in the agreement, or if the loyalty plan ceases to function or the customer club agreement (referred to in a below) is terminated.

Furthermore, the Company and Dor Alon are entitled to receive income arising from the activity of the loyalty program, in proportion to their holdings in the shares of Diners.  The entitlement of the Company and Dor Alon to participate in the income from that activity of Diners, which is not part of the loyalty program’s activity, is contingent upon meeting some milestones in defined periods of times as specified in the agreement.  As of the date of this report, the entitlement has not yet been established as aforementioned, and hence, the Company has not presented its share in the investment in Diners, and in conjunction, no liability was recorded in respect of its share in the said loan. The Company and Dor Alon will be entitled, under certain conditions and during a pre-defined period, to purchase the right to participate in the income of Diners, against a one-time payment.

b.	In addition, the Company entered into two additional agreements:

1.
An agreement between the Company and Dor Alon for the establishment of a joint loyalty club for the benefit of the customers of the Company and Dor Alon under the brand name “YOU” (hereinafter - the Loyalty Program) that has been incorporated as a partnership of the Company (75%) and Dor Alon (25%) (hereinafter - the Customers’ Club).

The Customer's club partially finances its activities through the annual member's fees collected. The excess of the expenses incurred over the revenues collected is charged against the partners, in each period, partly in accordance with their relative share in the partnership, and partly based on their customers’ share in the relative benefit being utilized. Based on the above, the Company’s share in this Customer's club results is zero; the amounts allocated and charged by the partnership are classified among the relative income statements line items based on their nature.

2.
The agreement of the Company and Dor Alon with Diners Israel prescribes that the members of the Customers’ Club will receive a Diners credit card, and defines the cooperation between the customers’ club and Diners, and includes accompanying agreements to the said agreement.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 32 – COMMITMENTS (continued):

The agreement determines, among other things, the division of costs between the partnership and Diners in respect of the costs of attracting new customers to the loyalty program, mailing and advertising costs including the participation of Diners in the advertising budget of the loyalty program, and clearing fees.

c.	Operating lease commitments - the Company leases various retail outlets, offices and warehouses under non-cancellable operating lease agreements.
The lease terms are between five and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rate. The Company leases cars under cancellable operating lease agreements. The Company is required to give up to two month notice for the termination of these agreements. Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows:
	December 31
	2008	2009
	NIS in thousands
First year	171,055	214,530
Second year	170,293	201,450
Third year	151,656	188,394
Fourth year	140,542	149,649
Fifth year	110,045	113,184
Sixth year and thereafter	286,886	308,778
	1,030,477	1,175,985

d.	Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

	December 31,
	2008	2009
	NIS in thousands
Property, plant and equipment	35,764	38,557
Inventory	3,000	17,200

In addition, BSRE has entered into an agreement for the development of land located in the land area of Kibbutz Eyal and the construction of a housing and logistic warehouse on this land. 41 dunams have been approved by the Israeli Land administration out of the 57 dunams referred to in the agreement. The agreement is pending on the fulfillment of certain other conditions which not all have been met yet. The purchase price will be no less than  $70,000 per dunam. The Company has an option to withdraw from the agreement if the price requested is above $ 100,000 per dunam.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 33 - LIENS AND GUARANTEES:

LIENS:

a.
Liens for liabilities to banks, a proportionately consolidated Company have registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2009, the proportionately consolidated Company has liabilities to banks in the amount of NIS 9.4 million.

b.
The Bee Group and some of its investee companies (excluding Na'aman and Vardinon) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of banks to secure their liabilities to the banks, amounting as of December 31, 2009 to NIS 166.4 million.

In order to secure the liabilities of Na’aman and Vardinon, the companies have undertaken not to pledge any of their assets and/or provide any kind of guarantee to a third party without first addressing the banks.

c.
As of December 31, 2009 there are charges on four of the transferred properties to BSRE for the purpose of securing the liabilities of the vendors of the above properties acquired by the Company vis-à-vis third parties (mainly banks). In addition, such charges have been registered on nine further properties from among the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter - the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE, that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE.

d.
As of December 31, 2009 there are charges on 15 of the transferred properties from Mega  Retail to BSRE for the purpose of securing the liabilities to the bank, amounting as of December 31, 2009 to NIS 248.2 million.

e.
On December 31, 2009 BSRE's subsidiary took a loan in an amount of NIS 75 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank to secure the pay back of the loan.

f.
As of December 31, 2009 there is charge on one of the transferred properties from Mega Retail to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega Retail to the third parties. In addition, such charge has been registered on one further property. In the latter case, however, Mega Retail has received "exclusion letter" from the holders of the above property.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 33 - LIENS AND GUARANTEES (continued):

GUARANTEES:

a.
The Company has provided bank guarantees for third parties such as service suppliers, gift certificates and customers in an aggregate amount of approximately NIS 7 million. Furthermore, the Company has provided bank guarantees for its subsidiary, Eden, in an aggregate amount of approximately NIS 80.3 million.

b.
BSRE has provided bank guarantees for it's subsidiary in an aggregate amount of NIS 75 million. Furthermore, BSRE has provided guarantees for it's vendor in an aggregate amount of approximately NIS 10 million.

c.
Mega Retail has provided bank guarantee for a third party in an amount of approximately NIS 0.7 million. A subsidiary (Hyper Hyper) has provided bank guarantee for a third party in an amount of approximately NIS 2.3 million.

d.
As of December 31, 2009, Bee Group and some of its investee companies (excluding Na'aman and Vardinon) provided guarantees to each other for the total liabilities to the banks of the group (excluding Na'aman and Vardinon) in an amount of NIS 110.1 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 34 – RELATED-PARTY TRANSACTION:

"Related Parties" – As defined in IAS 24 revised – 'Related Party Disclosures."

Key management personnel – include the members of the board of directors and senior managers in the Company, and the CEOs of the Bee Group and BSRE.

Goods and services are bought from associates and an entity controlled by key management personnel, in the normal course of business and under normal trade terms.
The principal related parties of the Company are, among others: Alon Retail Ltd., Alon Israel Oil Company Ltd., Bielsol Investments (1987) Ltd. collective acquisition entities of kibbutzim in Israel that hold Alon Israel Oil Company Ltd, Dor Alon Energy in Israel (1988) Ltd., , Dor Food Chains Holdings Ltd., and many other companies,  whose interests are controlled by the Company's directors among others.

Transactions with related parties:

	Year ended December 31
	2007	2008	2009
Directors' fees	1,032	1,709	1,718
Legal consulting (5)	1,282	2,024	5,051
Purchases (4)	755,396	851,666	840,486
Commissions (1)	(3,597)	(5,743)	(6,636)
Discounts (2)	716	924	444

1)
In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to related parties purchasing and supply services for stores operated by the related parties. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

2)
On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group) (hereinafter - “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2009 were: 9% at the Mega In Town stores, 9% at the Mega stores and 4% at the Shefa Shuk stores. Since the launch of the Mega Bool stores in December 2008, the discounts for employees at the Mega Bool stores and Shefa Shuk stores is 6%.
The discounts are limited to purchases in a total amount of NIS 7,000 a month.

3)	The Company is selling gift certificates for the par value in the certificate less discount, according to the commercial terms that were negotiated with the clients during regular course of business.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 34 – RELATED-PARTY TRANSACTION (continued):

4)
The Company purchases goods from Tnuva and Dor Alon. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length". The Company purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 21.5% of Tnuva.

5)	The Company receives legal services from S. Biran & Co. a related party of the Company.

6)	Employment agreement with Ms. Moran Wiessman

The Chairman's of the Board of Directors daughter, Ms. Moran Wiessman, is employed in Bee Group (private company 85% holding by the Company) as a process engineer since January 2009. Moran Wiessman receives a basic gross monthly wage of NIS 10,000, car maintenance (in the amount of NIS 600 gross per month in addition to fuel expenses) and social benefits as acceptable for an employee in her status. The employment agreement was approved by the audit committee, the board of directors and the general meeting of the Company in July 2009, whereas under such approval, the approval procedures in the Company necessary for a pay increase or grants to Ms. Wiessman, were determined. Ms. Wiessman holds a B.Sc degree in Industry and Management from Ben Gurion University.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 32b.

As to protocol signed between BSRE and Gindy investments Ltd. in connection  with the purchase of rights in the area located in the wholesale market site . See note 36f.

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2008	2009
	NIS in thousands
Trade receivables (note 3e):	56,550	58,479
Other receivables (note 13b):	8,104	7,930
	64,654	66,409
Trade payables	74,403	70,894
Other payables	80	233
	74,483	71,127

The receivables from related parties arise mainly from sale transactions and are due two months after the date of sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties (2008: nil).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 34 – RELATED-PARTY TRANSACTION (continued):

Key management compensation

The compensation paid or payable to key management (executive and non-executive), members of the Executive Committee, the Company Secretary and the Head of Internal Audit for employee services is shown below:

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Salaries and other short-term employee benefits	17,071	17,539	20,741
Post employment benefits	957	1,401	1,597
Share-based payments	-	3,977	6,172

	18,028	22,917	28,510

NOTE 35 – SEGMENT INFORMATION:

The Company includes segment information, according to IFRS 8. The Company's chief operating decision makers review the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on reports.
The Company presents three reportable segments: Supermarkets, Non-food Retail and wholesale and Real estate. All Company's activities are located in Israel.
Selling, general and administrative expenses of Head Quarters operations, other gains (loss) and financial income and expenses are not included in the results of each of the operating segments.
Additional data provided to the chief operating decision makers except the data provided below is measured in a manner that corresponds the method of measurement used in the financial statements.
Company's three operating segments consist of the following:

(1)
Supermarkets –The Company is engaged through its fully held subsidiary, Mega Retail Ltd. ("Mega Retail"), in Supermarket activities, offering a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. As of December 31, 2009, the Company operated 203 supermarkets in this segment. This segment also includes properties owned through  BSRE, in connection with the supermarket operation of the Company's stores (including warehouses and offices).

(2)
Non-food Retail and Wholesale – The Company is engaged, through Bee Group Retail Ltd. ("Bee Group"), in Non- food Retail and wholesale activities .As of  December 31, 2009, Bee Group consisted of 260 non- food Retail outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors.

(3)
Real  Estate – The Company is engaged through BSRE in commercial centers, office buildings and logistics centers owned by the Company for the purpose of deriving long-term yield from lease, and land held for long-term capital appreciation.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 35 – SEGMENT INFORMATION (continued):
	Supermarkets	Non - food Retail and wholesale	Real estate	Adjustments	Total consolidated
	NIS in thousands
Year ended December 31, 2009:
Net segment revenues	6,863,020	464,266	21,790	-	7,349,076
Inter segment revenues	-	58,874	-	(58,874)	-

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	211,120	34,321	12,145	720	258,306
Segment profit	190,882	23,245	32,920	720	247,767
Unallocated corporate expenses					(17,341)
Unallocated corporate gains due to changes in holdings					3,210
Financial income					64,780
Financial expenses					(177,454)
Share in losses of associated companies - net					(37)
Income before taxes on income					120,925
Additional information - Depreciation and amortization	153,347	11,901	-	-	165,248

Year ended December 31, 2008:
Net segment revenues	6,966,839	442,130	20,152	-	7,429,121
Inter segment revenues	-	55,393	-	(55,393)	-

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	258,168	23,355	7,378	2,957	291,858
Segment profit	246,096	23,163	26,445	2,957	298,661
Unallocated corporate expenses					(26,606)
Unallocated corporate gains due to changes in holdings					9,781
Financial income					60,700
Financial expenses					(166,295)
Share in losses of associated companies - net					(33)
Income before taxes on income					176,208
Additional information - Depreciation and amortization	143,704	10,178	-	-	153,882

Year ended December 31, 2007:
Net segment revenues	6,655,845	310,367	15,772	-	6,981,984
Inter segment revenues	-	42,111	-	(42,111)	-

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	281,200	20,284	9,775	277	311,536
Segment profit	286,375	19,709	20,231	277	326,592
Unallocated corporate expenses					(22,338)
Unallocated corporate losses due to changes in holdings					(1,520)
Financial income					60,978
Financial expenses					(118,297)
Share in losses of associated companies - net					186
Income before taxes on income					245,601
Additional information - Depreciation and amortization	137,290	3,810	-	-	141,100

The Company does not regulary reports to the chief operating decision maker any segment assets and liabilities measure, see also note 2c.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009:

a.	On January 14, 2010 the Board of Directors declared a dividend in the amount of NIS 75 million (NIS 1.7043168 per share).

The dividend, net of taxes withheld at source pursuant to Israeli law, was paied on February 25, 2010 to shareholders of record as of close of business on February 11, 2010. US holders will be paid in US Dollars based on the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on or about February 25, 2010.

Following the dividend distribution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of 7,464,560 as of February 11, 2010), and the exercise price per share of the Company's employee and executives options were adjusted on February 12, 2010. Following the adjustment, each NIS 18.390 par value of the convertible debentures will be convertible into one ordinary share of the Company,  the exercise price per share of the company's employee and executives options will be NIS 33.56 for the employees and NIS 36.47 for the executives.

The dividend was declared after the Board of Directors decided on January 14 2010,  in view of the changes and development of the Company since 2003, that the ratio of net financial obligations to EBIDTA is to be calculated by deducting from the net financial obligations Company's debt which is related by the Company to real estate that is not in use of the Company. The board of directors further resolved that the net debt to EBITDA ratio for dividend distribution will not exceed 4.5. As of December 31, 2009 the Company met the aforementioned ratio.

b.
On April 7, 2010 the Company announced that it is considering a transaction with its controlling shareholder, Alon Israel Oil Co. ("Alon"), pursuant to which the Company would acquire from Alon all of Alon's 80.05% holdings in Dor Alon Energy in Israel Ltd. ("Dor Alon"), a publicly traded company listed on the Tel Aviv Stock Exchange (the "Acquisition"). Dor Alon is one of the four largest fuel companies in Israel based on number of gas stations and convenience stores. As of March 10, 2010, Dor Alon supplied motor fuels and other petroleum products to 183 public retail outlets operating under the “Dor Alon” brand and operated 168 convenience stores, including 124 convenience stores branded “Alonit” and “Super Alonit” and 44 convenience stores operated by the AM:PM chain of stores. Dor Alon's sales and operating income in 2009 were approximately NIS 6,247 million and NIS 183 million, respectively. Dor Alon trades on the Tel Aviv Stock Exchange (“TASE”).

In exchange for the shares in Dor Alon, the Company would issue to Alon shares of the Company (which would materially increase the capital of the Company). Within the framework of the Acquisition, the Company is considering distributing a dividend, after the share issuance, to the Company's shareholders not out of profits, which would be subject to the approval of the Israeli courts and to the completion of the Acquisition. The Acquisition may enable the Company to achieve a strong foothold in the convenience store sector and substantial synergies and cost savings when combining the retail platforms of the Company and Dor Alon.

c.
Through March 31, 2010, additional convertible debentures with par value of NIS 5,804 were converted to 288,844 shares of the Company. In addition, 630,000 shares were issued for the exercise of employee and managers options.

d.	On March 24, 2010, the Company purchased 89,888 of its own shares ("treasury shares") from a related party at market value (NIS 47.8).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009 (continued):

e.
On January 20, 2010 the Company purchased 150,200 subordinated Class B limited partnership units of Holly Energy Partnership, L.P. for a total consideration of approximately $ 6 million from Alon Assets Inc., a related party. These units can be converted, after March 2010, into ordinary partnership units which are quoted in the New York Stock Exchange (NYSE). The Company chose to classify  this investment as financial asset available for sale.

f.
On April 15, 2010, the audit committee and board of directors of BSRE, approved the agreements to purchase land rights in part of the wholesale market area in Tel Aviv, the development, construction and marketing of a project that includes an apartment building complex, areas for commercial use and areas for multi–purpose use, in a joint venture (50%:50%) with a third party (a company under the control of Moshe and Yigal Gindi and Gindi investments 1 Ltd. - together referred to hereinafter as "Gindi").

Under these agreements, BSRE and Gindi ("the Purchasers") will jointly acquire (50% each) the rights to the long term land lease (through 31.8.2099), in the specified area located in the wholesale market site in Tel Aviv (the "Property") from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Sellers"), for the total consideration of NIS 950 million to be paid in installments according the the project milestones. The first installment of NIS 260 million, will be paid in three installments over a period of six months from the date of approval by the Israeli Minister of Interior. NIS 660 million will be paid when the project's first construction permit is available, or after 24 months have elapsed from the date of signing the purchase agreements, whichever comes first, and the balance when Form 4 of construction completion is available. The Sellers are also entitled, pending on certain sale targets, to additional consideration, calculated by reference to the sale price of apartments that are sold in the apartment buildings complex.

The Purchasers have also undertaken to plan and construct puclic buildings and parking lots for the sellers, for a consideration that will not exceed NIS 102 million. As collateral to performing their obligations the purchasers also have to provide guarantees to the sellers; in this respect, BSRE is required to provide Gindi with a bank guarantee of NIS 19 million (of which NIS 13 million have been transferred to date).

In an agreement of principles signed between BSRE and Gindi, BSRE agreed to pay 60% of the first NIS 260 million of the consideration and will be eligible to receive the excess amount (the 10% difference from its its 50% share of the project), not later than eight years after the signing of the agreement of principles, including linkage differences and interest. Gindi is to provide management services for the Project, including inter alia services relating to its selling and marketing, in exchange for a management fee to be paid by the Purchasers calculated as 16% of the profits from the residential part and 16% of the profit from the commercial part, computed as defined in the agreement of principles between the parties. An advance of NIS 15 million will be paid on account of the management services during the five years period that starts after the agreements are signed.

The signing of the final agreements is subject to approval by an extraordinary meeting of the shareholders of BSRE (required according to Israeli companies Law, since some of the BSRE's controlling shareholders may have an interest on the sellers side), to be convened at June 2, 2010, and the approval of the sellers (within 49 days from April 15, 2010, date of approving the protocol of the agreement). In addition, the final agreements will be subject to approval by the Israeli Minister of the Interior within 60 days of signing such agreements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009 (continued):

g.
On April 21, 2010 BSRE announced the approval by the Audit Committee and Board of Directors of BSRE of (i) an agreement ("the aquisition agreement") to purchase approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils (the "Property"), and (ii) an agreement to develop the Property. ("the development agreement").

The acquisition and development agreements will be entered by BSRE, through a special purpose corporation that will be established in the USA (hereinafter: “the  Partnership”) with subsidiaries of Alon USA Energy Inc. (a public company whose shares are traded on the New York Stock Exchange ;hereafter “Alon USA”) who own and operate the Property. Alon USA and the Company are companies under common control.

The present zoning of the property is for heavy industrial and Alon USA has begun furthering a plan for a change of zoning of the Land to an urban center zoning. To the best of the BSRE’s knowledge, as at the date of this announcement, the abovementioned change has been approved in principle, subject to completion of local statutory proceedings, the hearing of objections and additional approval proceedings, including the preparation and approval of a detailed plan which will, inter alia, make it possible to erect residential buildings and commercial space on the Land.

The Partnership will pay Alon USA a sum of $19.5 million for the purchase of the land at the time of closing of the transaction in consideration for the rights in and to the Land only. Buildings and the existing equipment / property on the Land (including fuel storage tanks, technical systems, pipes and various installations) will remain in the ownership of Alon USA. The Partnership will bear the expenses relating to the transaction, including the transfer tax (estimated at $ 350,000) and ancillary costs for completion of the transfer of the rights into its name.

Upon the closing of the transaction, the Partnership will grant Alon USA a right of use of the property, without consideration, for a period commencing at the time of closing of the transaction and terminating: (1) at the end of 10 years from the date of closing of the transaction, or (2) at the time of sale of the property sold, after the enhancement thereof, to a third party in accordance with the development agreement, whichever is the earlier (“the License Period”).
Under a separate development agreement the Partnership will prepare a detailed plan for approving the construction of at least 2000 residential units on the Land. All the expenses relating to the approval of the change of zoning, including the initiation and preparation of a detailed plan, which are estimated at approximately 4 - 5 million US dollars, will be borne by the Partnership. If the detailed plan is not approved and/or if it does not contain at least 2000 residential units, the Partnership will bear no responsibility to Alon USA. In consideration for Alon USA’s right to participate in the development of the Land and in the proceeds that will be received from the sale of the Land to a third party after the enhancement thereof, Alon USA will pay the Partnership quarterly participation fees in the sum of $438,750 (hereinafter: “the Participation Fees”) The Participation Fees will be paid commencing July 1, 2010 and throughout the entire License Period.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009 (continued):

The Development Agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the developed Land to a third party after the change of zoning and enhancement of the Land.

The acquisition agreement was signed on May 7, 2010 by the corporation that BSRE founded BSRE – Point Wells, LP that is  a registered limited partnership in Delaware State, USA and by POW as conditional agreement. The purchase and development agreements are subject, inter alia, to approval by a general meeting of the shareholders of BSRE, to be convened at May 30, 2010 and approvals of the authorized organs of Alon USA and its subsidiaries. The Company was notified that the agreement was approved by the Board of Directors of POW and PPC and the audit committee of Alon USA.

BLUE SQUARE – ISRAEL LTD.
DETAILS OF PRINCIPAL  SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES
AN ASSOCIATED  COMPANIES
AT DECEMBER 31, 2009

APPENDIX

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2009

Blue Square-Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary

	Blue Square Real Estate Ltd.	78.35%	Subsidiary

	Bee Group Ltd.	85% (see note 5a1c)	Subsidiary (see note 5a1c)

	Diners Club Israel Ltd.	36.75%	See note 32(1)

Mega Retail Ltd.	TheBlue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

	Eden Briut Teva Market Ltd.	51%	Subsidiary

	Loyalty plan-partnership	75%	See note 32(1)

The Blue Square Chain (Hyper Hyper) Ltd.	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	33%	Associated Company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately consolidated

	Hyper Lod Center Ltd.	100%	Subsidiary

	Joint venture Blue Square - Hadar	50%	Proportionately consolidated

	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated

Bee Group Ltd.	Na'aman Porcelain Ltd	66.85%	Subsidiary

	Doctor baby	100%	Subsidiary

Na'aman Porcelain Ltd.	Vardinon Textile Ltd.	88.74%	Subsidiary

	Sheshet Chain of Stores for Household Utensils Ltd.	100%	Subsidiary